    As filed with the Securities and Exchange Commission on February 3, 1997
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   ----------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   ----------
                    INTEGRATED SYSTEMS CONSULTING GROUP, INC.
             (Exact name of registrant as specified in its charter)

         Pennsylvania                            7373/7379                              23-2528944
(State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
 incorporation or organization)           Classification Code No.)                   Identification No.)

                            575 East Swedesford Road
                                    Suite 200
                            Wayne, Pennsylvania 19087
                                 (610) 989-7000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------
                               Mr. David S. Lipson
                 Chairman, Chief Executive Officer and President
                    Integrated Systems Consulting Group, Inc.
                            575 East Swedesford Road
                                    Suite 200
                            Wayne, Pennsylvania 19087
                                 (610) 989-7000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ----------
                        Copies of all communications to:

David S. Antzis, Esq.                             Gerald S. Tanenbaum, Esq.
Saul, Ewing, Remick & Saul                        Cahill Gordon & Reindel
1055 Westlakes Drive, Suite 150                   80 Pine Street
Berwyn, Pennsylvania  19312-2409                  New York, New York  10005
(610) 251-5050                                    (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] __________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                 Proposed                Proposed
                                           Amount                 maximum                maximum
Title of each class of securities to        to be             offering price            aggregate              Amount of
           be registered               registered (1)          per share (2)        offering price (2)     registration fee
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.005 par value            2,012,500               $12.94                $25,659,375             $7,891.44
================================================================================================================================

(1) Includes 262,500 shares the Underwriters have the option to purchase from certain selling shareholders to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                                   ----------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              Subject to Completion
                             Dated February 3, 1997
Prospectus

1,750,000 Shares

[LOGO]


Common Stock
(par value $.005 per share)

All of the shares of Common Stock, par value $.005 per share (the "Common Stock"), of Integrated Systems Consulting Group, Inc. (the "Company") are being sold by the selling shareholders named herein (the "Selling Shareholders"), including 169,931 shares to be acquired by the Selling Shareholders upon exercise of certain warrants (the "Warrants"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders other than the aggregate exercise price of the Warrants.

The Common Stock is included for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "ISCG." On January 31, 1997, the last reported sale price of the Common Stock as quoted on Nasdaq was $13.875 per share.
See "Price Range of Common Stock and Dividend Policy."

See "Risk Factors" commencing on page 6 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------

                      Price to               Underwriting           Proceeds to Selling       Proceeds to
                      Public                 Discount (1)           Shareholders (2)          Company (2) (3)
--------------------------------------------------------------------------------------------------------------
Per Share              $                      $                         $                       $
--------------------------------------------------------------------------------------------------------------
Total(4)               $                      $                         $                       $
--------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Expenses of the Offering, estimated at $275,000, will be paid by the Selling Shareholders in proportion to the proceeds they receive from the Offering.
(3)  The Proceeds to Company represents the exercise price of the Warrants.
(4) Each of David S. Lipson and the Warrant and Stock Trust have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 131,250 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Selling Shareholders and Proceeds to
     Company will be $         , $       , $      and $        , respectively.
     See "Underwriting."

The shares of Common Stock being offered by this Prospectus are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor on or about , 1997 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. Morgan & Co.                                      Robert W. Baird & Co.
        , 1997                                             Incorporated

No person is authorized to give any information or make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.


                                Table of Contents

                                               Page                                                            Page
Available Information........................    2         Business........................................    18
Prospectus Summary...........................    3         Management......................................    32
Risk Factors.................................    6         Certain Relationships and Related Transactions..    38
Use of Proceeds..............................    9         Principal and Selling Shareholders..............    39
Price Range of Common Stock and                            Description of Capital.Stock....................    41
  Dividend Policy............................   10         Shares Eligible for Future Sale.................    43
Capitalization...............................   11         Underwriting....................................    45
Selected Consolidated Financial Data ........   12         Legal Matters...................................    47
Management's Discussion and Analysis                       Experts.........................................    47
  of Financial Condition and Results                       Additional Information..........................    47
  of Operations..............................   13         Index to Financial Statements...................    F-1



                              Available Information

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected without charge and copied at the public reference facilities maintained by the Commission at Room 1014, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is included for quotation on Nasdaq. Reports, proxy statements and other information filed by the Company may also be inspected at the National Association of Securities Dealers, Inc.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               Prospectus Summary

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise indicates, Integrated Systems Consulting Group, Inc. and its subsidiaries are referred to collectively herein as "ISCG" or the "Company."

                                   The Company

ISCG provides consulting services that address its clients' information processing needs through technologically advanced solutions, including client-server architecture, graphical user interface ("GUI")-based applications, local and distributed relational databases and cross-platform applications integration. The Company delivers consulting services in two broad areas: software applications development ("applications development") and systems and network management ("network management"). In the applications development area, the Company provides expertise to its clients in the full software development life cycle or one or more discrete phases within such process. The Company's applications development activities accounted for approximately 78.4% and 79.3% of its revenues in 1995 and 1996, respectively. In the network management area, the Company provides expertise to its clients in the design, implementation, management and support of multi-vendor local and wide area networks, desktop computer systems and servers. The Company's network management activities accounted for approximately 21.6% and 20.7% of its revenues in 1995 and 1996, respectively.

Historically, the Company has provided consulting services to businesses in a variety of industries, particularly the pharmaceutical, biotechnology, chemical and software industries. In recent years, however, the Company has principally focused its marketing efforts on the pharmaceutical industry in order to exploit more effectively its extensive experience in the development, implementation, integration and management of information systems used in connection with the drug development process. By virtue of this experience, the Company's technical employees have developed a strong understanding of the drug development process and broad expertise in the information systems and software applications required to support this complicated and data intensive process. In addition, the Company's technical employees have developed a broad range of technical skills and capabilities with respect to commercially available packaged software products that address drug development information processing requirements. Pharmaceutical company engagements accounted for an aggregate of approximately $8.3 million, $13.5 million and $18.0 million or 61.5%, 64.3% and 58.8% of the Company's revenues in 1994, 1995 and 1996, respectively. See "Risk Factors--Dependence on Pharmaceutical Industry," "Risk Factors--Concentration and Mix of Revenues," "Business--General" and "Business--Competition."

The Company has experienced substantial growth in revenues, income from operations and net income since it began operations in 1988. The Company believes this growth has resulted from, and its future success will depend in large part upon, its ability to attract, retain and motivate highly skilled technical employees. In this regard, the Company seeks to create an attractive and rewarding corporate culture by enfranchising employees through stock ownership, by promoting from within and by providing intensive training, challenging assignments and involvement in many facets of the Company's business processes in an environment of mutual trust and support. The Company believes that these policies have resulted in a turnover rate of its technical employees which is considerably lower than the industry average.

The Company's clients include some of the largest pharmaceutical companies in the world and other Fortune 500 corporations, including, among others, Air Products and Chemicals, Inc., American Cyanamid Company, Bristol-Myers Squibb Co., Eli Lilly & Company, G. D. Searle & Company, Merck & Company, Inc., Pfizer Inc., Procter & Gamble, Rhone-Poulenc Rorer Pharmaceuticals, SmithKline Beecham Pharmaceuticals, Inc., Warner-Lambert Company and Zeneca Group. In 1995 and 1996, the Company derived approximately 88.1% and 85.6% of its revenues, respectively, from clients to which it had provided services in the previous year. See "Risk Factors--Dependence on Pharmaceutical Industry," "Risk Factors--Concentration and Mix of Revenues" and "Business--Concentration and Mix of Revenues."

The Company was incorporated in the Commonwealth of Pennsylvania in 1988. The Company completed its initial public offering of common stock in May 1996 pursuant to a rights offering to the stockholders of Safeguard Scientifics, Inc. ("Safeguard"). The Company's principal executive offices are located at 575 East Swedesford Road, Suite 200, Wayne, Pennsylvania 19087, and its telephone number is (610) 989-7000. The Company's World Wide Web homepage address is http://www.iscg.com and its e-mail address is info@iscg.com.

                                  Risk Factors

For a discussion of certain of the risks and considerations relevant to an investment in the Common Stock and the Company's ability to achieve its objectives, see "Risk Factors" beginning on page 8.

                                  The Offering


Common Stock Offered by the Selling Shareholders..................         1,750,000 shares

Common Stock to be outstanding after the Offering.................         8,026,604 shares (1)


Use of Proceeds...................................................         The Company intends to use the proceeds of
                                                                           approximately $625,000 from the exercise of the
                                                                           Warrants and approximately $483,000 in proceeds,
                                                                           which it will receive from the exercise of additional
                                                                           warrants if the underwriters' over-allotment option is
                                                                           exercised in full, for general corporate purposes.
                                                                           See "Use of Proceeds."


Dividend Policy...................................................         The Company anticipates it will not pay dividends
                                                                           for the foreseeable future.  See "Price Range of
                                                                           Common Stock and Dividend Policy."


Nasdaq National Market Symbol ....................................         "ISCG"

--------

(1) Excludes (i) 710,246 shares of Common Stock issuable upon the exercise of options outstanding at December 31, 1996 (of which 152,914 were exercisable at that date) at a weighted average exercise price of $2.33 per share and
     (ii) 509,792 shares of Common Stock issuable upon the exercise of warrants outstanding at December 31, 1996 at an exercise price of $3.68 per share. See "Management -- 1989 Incentive Stock Option Plan" and "Principal and Selling Shareholders."

                   Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data of the Company. The data at December 31, 1996 and for each of the years in the four-year period then ended have been derived from the Company's consolidated financial statements. The data at December 31, 1992 and for the year then ended have been derived from the Company's unaudited consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the data for such period. The data should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                                  --------------------------------------------------------------
                                                                                     Years Ended December 31,
In thousands, except per share data
Statement of Operations Data:                                     1992        1993         1994         1995        1996
                                                                --------    --------     --------     --------   -------
Revenues......................................................   $6,729      $9,461      $13,543      $21,024     $30,607
Income from operations........................................      393       1,334        2,173        3,278       4,916
Income before income taxes and
  cumulative effect of accounting change......................      385       1,339        2,088        3,245       5,270
Net income....................................................     $222        $703       $1,208       $1,850      $3,004
Net income per common share:
          Primary.............................................      (1)        $.07         $.17         $.31        $.38
          Fully diluted.......................................      (1)        $.07         $.17         $.31        $.37
Shares used in computing net income per common share:
          Primary.............................................      (1)      10,053        7,145        6,002       7,958
          Fully diluted.......................................      (1)      10,053        7,145        6,002       8,051

                                             ---------------------------------
                                                    As of December 31, 1996

                                              Actual            As Adjusted(2)
                                             --------           --------------

Dollars in thousands
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments..............................    $11,267              $11,892
Working capital...........................     14,728               15,353
Total assets..............................     20,844               21,469
Long-term debt, ..........................         --                   --
Total stockholders' equity................     17,760               18,385




                                                                 ---------------------------------------------------------------

                                                                                    Years Ended December 31,

                                                                   1992          1993          1994         1995           1996
                                                                  ------       -------       --------      ------         -----




Other Data:

Operating margin....................................              5.8%         14.1%          16.0%          15.6%          16.1%

Technical employees at year-end (unaudited).........               83           118            173            254            330

----------
(1) This data has not been furnished for 1992 because such data would not be meaningful.

(2) Adjusted to give effect to receipt by the Company of approximately $625,000, which represents the aggregate exercise price of the Warrants.

                                  Risk Factors

In evaluating the Company and its business and an investment in the Common Stock, prospective investors should consider carefully the following risk factors in addition to the other information contained herein.

Dependence on Pharmaceutical Industry

The Company has in the past derived, and may in the future derive, a significant portion of its revenues from companies in the pharmaceutical industry. Revenues derived by the Company from the pharmaceutical industry during 1994, 1995 and 1996 accounted for approximately 61.5%, 64.3% and 58.8%, respectively, of total revenues. In particular, the Company's revenues are highly dependent on research and development expenditures by the pharmaceutical industry. The Company's financial condition and results of operations could be materially adversely affected by adverse changes in the general economic environment within the pharmaceutical industry or the impact of the current trend toward consolidation in or decreases in research and development expenditures in that industry. Furthermore, the Company has benefited to date from the increasing tendency of pharmaceutical companies to outsource large information technology dependent projects. A reversal or slowing of this trend would have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--General," "Business --Industry Overview" and Note 3 to the Consolidated Financial Statements included elsewhere in this Prospectus.

Attraction and Retention of Technical Employees

The Company's business involves the delivery of professional services and is, therefore, labor-intensive. The Company believes its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly technical employees. Information services professionals are in great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract and retain sufficient numbers of highly skilled technical employees, there can be no assurance that the Company will be able to do so. The loss of a significant number of the Company's technical employees could have a material adverse impact on the Company, including its ability to secure and complete engagements. See "Business -- Human Resources."

Concentration and Mix of Revenues

Historically, a small number of clients have each accounted for 10.0% or more of the Company's revenues. In 1995, Air Products and Chemicals, Inc. ("Air Products") and Merck & Company, Inc. ("Merck") accounted for approximately 12.7% and 10.9% of revenues, respectively. In 1996, Air Products and Merck each accounted for approximately 10.0% of revenues. An unanticipated reduction of a significant amount of business from either of these clients may have a material adverse effect on the Company's financial condition and results of operations.

Since the implementation of a large software application is a complex, time intensive and costly process, clients generally undertake these projects on an irregular basis. As a result, the amount of revenues derived by the Company from any given client may vary significantly from year-to-year. Accordingly, the Company expects that the identity of clients accounting for large portions of its revenues may change from year-to-year. The inability of the Company to maintain its personnel utilization rates (i.e. the ratio of hours billed to total available hours) following the completion of large engagements, either by securing new engagements or by utilizing its technical employees for existing engagements, could be expected to have a material adverse effect on the Company's financial condition and results of operations during such period. See "Business -- Concentration and Mix of Revenues."

Management of Growth and Utilization of Resources

From January 1, 1992 through December 31, 1996, the size of the Company's professional staff increased from 61 to 330 technical personnel, including an increase of 76 technical personnel during 1996. Further significant increases are anticipated during 1997. As employee related costs are relatively fixed, variations in the Company's revenues and operating results can occur as a result of variations in billing margins and utilization rates of its technical employees. If the Company's management is unable to manage growth effectively and new technical employees are unable to achieve anticipated performance levels, the Company's financial condition and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reliance on Vendor Relationships

The Company has established non-exclusive partnership arrangements with two organizations, Documentum, Inc. ("Documentum") and DLB Systems, Inc. ("DLB"), that it believes are important to its sales, marketing and support activities. Both Documentum and DLB market software applications to the pharmaceutical industry. The Company's history of integrating these vendors' software products into clients' systems has led to strong relationships with these vendors, enhancing the Company's marketing efforts. These partnership arrangements position the Company as a potential systems integrator should clients or prospective clients select one of these vendors' products. These relationships have often resulted in sales leads and the generation of client engagements. The failure by the Company to maintain these relationships or to establish new relationships in the future could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Sales and Marketing."

Technological Advances

The information technology industry has experienced and is continuing to experience rapid technological advances and developments. The Company's success will depend in part on its ability to develop solutions that keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if addressed, the Company will be successful in the marketplace. The Company's delay or failure to address these developments would have a material adverse effect on the Company's financial condition and results of operations. In addition, there can be no assurance that technologies developed by others will not render the Company's services noncompetitive or obsolete. See "Business -- Industry Overview."

Competition

The commercial professional services segment of the information technology industry includes a large number of participants and is highly competitive. The Company competes with and faces potential competition for client assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources and have greater name recognition. The Company also faces competition from organizations providing staff augmentation services to, and individuals who contract directly with, information systems departments of existing and potential clients. The Company's client focus primarily consists of companies within the pharmaceutical industry for which there are a number of professional services firms seeking consulting, applications development and systems and networking engagements. The Company believes that the principal competitive factors in the commercial professional services segment of the information technology industry include responsiveness to client needs, availability of technical personnel, speed of applications development, quality of service, price, project management capability and technical expertise. The Company also believes that the ability to conduct marketing activities and to serve clients through international offices is a competitive factor because of the trend toward global operations among pharmaceutical companies. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate qualified technical personnel, the ownership by competitors of software used by potential clients, the development of software that would reduce or eliminate the need for the Company's services, the price at which others offer comparable services and the extent of its competitors' responsiveness to customer needs. See "Business -- Competition."

Dependence on Key Personnel

The Company believes that its continued success depends to a significant extent upon the efforts and abilities of its senior management. In particular, the loss of services of David S. Lipson, the Company's Chairman, Chief Executive Officer and President, or any of the Company's other executive officers or senior managers could have a material adverse effect on the Company's financial condition and results of operations. The Company has entered into employment agreements with each of its executive officers. See "Management -- Employment Agreements."

Possible Volatility of Stock Price

The market price for the Common Stock may be highly volatile and there can be no assurance that the market price of the Common Stock after the Offering will not fall below the offering price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies. Furthermore, the market for technology stocks, such as the Common Stock, can be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of technological innovations, announcements of new products by the Company's competitors or third parties and market conditions in the information technology industry may have a significant impact on the market price of the Common Stock.

Shares Eligible for Future Sale

A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed above, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 8,026,604 (8,157,854 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock outstanding, excluding 1,220,038 shares of Common Stock subject to stock options and warrants outstanding as of December 31, 1996 and any stock options or warrants granted by the Company after December 31, 1996. Of these shares, the Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). An additional 2,875,000 shares, which were sold in the Company's initial public offering in May 1996, are currently freely tradeable, except to the extent such shares were purchased by affiliates of the Company, in which case they are subject to Rule 144 under the Act ("Rule 144"). In addition, all shares that may be issued upon exercise of options granted under the Company's 1989 Incentive Stock Option Plan will be freely tradeable without restriction, except that any such shares issued to affiliates of the Company will be subject to Rule 144. The remaining 3,401,604 shares of outstanding Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144. The Company and certain of its shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 120 days after the date hereof, without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions. The Company has granted Mr. Lipson and Safeguard certain registration rights whereby they may cause the Company to register their shares of Common Stock, including any shares of Common Stock obtained upon the exercise of certain warrants, under the Act for public sale. See "Shares Eligible for Future Sale."

Possible Issuances of Preferred Stock

Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."

No Dividends

To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. Further, the Company's bank loan agreement prohibits the Company from declaring or paying dividends or other distributions on its Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                 Use of Proceeds

The Company will not receive directly any proceeds from the sale of the Common Stock offered hereby. The Company will receive, however, approximately $625,000, which represents the aggregate exercise price of the Warrants. If the Underwriters exercise the over-allotment option in full, the Company will receive approximately an additional $483,000, which represents the aggregate exercise price of additional warrants. The Company intends to use the proceeds for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

                 Price Range of Common Stock and Dividend Policy

The Common Stock is quoted on Nasdaq under the symbol "ISCG." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Common Stock on Nasdaq. These prices do not include retail mark-up, mark-down or commissions.
                                                        ----------------------
1996                                                     High             Low
                                                         ----             ---
     Second Quarter (commencing April 18)............. $30.00          $16.25
     Third Quarter....................................  21.50           13.25
     Fourth Quarter...................................  20.75           11.50

1997
     First Quarter (through January 31)............... $14.13          $12.25

On January 31, 1997, the last reported sale price on Nasdaq for the Common Stock was $13.875 per share.

To date, the Company has not paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on the Company's results of operations and financial condition, any restriction in the Company's loan agreements and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. The Company's bank loan agreement currently prohibits the payment of dividends. See
Note 5 to the Consolidated Financial Statements appearing elsewhere in this Prospectus.

                                 Capitalization


The following table sets forth the total capitalization of the Company as of December 31, 1996, and as adjusted to reflect the exercise of the Warrants and the receipt of approximately $625,000 by the Company representing the aggregate exercise price of the Warrants. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto and other financial information included elsewhere in this Prospectus.


                                                                                    -------------------------------------
                                                                                           As of December 31, 1996
                                                                                             Actual As Adjusted

Dollars in thousands, except per share data
Long-term debt .....................................................................       $    --              $    --
                                                                                            ------               ------

Shareholders' equity:
   Preferred stock, $1.00 par value; 500,000 shares
   authorized; none issued (actual and as adjusted).................................            --                   --
   Common stock, $.005 par value; 25,000,000 shares authorized, and
   9,227,513 and 9,397,444 (as adjusted) shares issued (1) .........................            46                   47
   Additional paid-in capital.......................................................        12,612               13,236
   Retained earnings................................................................         5,776                5,776
   Treasury stock, at cost, 1,370,840 shares........................................          (674)                (674)
                                                                                            ------               ------
   Total stockholders' equity.......................................................        17,760               18,385
                                                                                            ------               ------

Total capitalization................................................................       $17,760              $18,385
                                                                                            ======               ======


---------
(1) As adjusted figures exclude (i) 710,246 shares of Common Stock issuable upon the exercise of options outstanding at December 31, 1996 (of which 152,914 were exercisable at that date) at a weighted average exercise price of $2.33 per share and (ii) 509,792 shares of Common Stock issuable upon the exercise of warrants outstanding at December 31, 1996 at an exercise price of $3.68 per share. See "Management -- 1989 Incentive Stock Option Plan" and "Principal and Selling Shareholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA


The selected consolidated financial data presented below as of and for each of the years in the four-year period ended December 31, 1996 have been derived from the Company's consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent auditors. The selected consolidated financial data at December 31, 1992 and for the year ended December 31, 1992 have been derived from the Company's unaudited consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the data for such period. The consolidated balance sheets as of December 31, 1995 and December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and the report of KPMG Peat Marwick LLP thereon are included elsewhere in this Prospectus. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.

                                                           ----------------------------------------------------------------------
                                                                                     Years Ended December 31,
In thousands, except per share data
Statement of Operations Data:                              1992            1993             1994              1995         1996
                                                          -------        --------         --------          --------    -------
Revenues...............................................    $6,729          $9,461          $13,543           $21,024       $30,607
Operating expenses:
  Direct costs.........................................     4,035           5,632            8,111            12,559        17,497
  Selling expenses.....................................       329             606              808             1,044         1,822
  General and administrative expenses..................     1,972           1,889            2,451             4,143         6,372
                                                            -----           -----            -----             -----         -----
Total operating expenses...............................     6,336           8,127           11,370            17,746        25,691
                                                            -----           -----           ------            ------        ------
Income from operations.................................       393           1,334            2,173             3,278         4,916
Interest income (expense), net.........................       (8)               5             (85)              (33)           354
                                                           ------         -------          -------           -------        ------
Income before income taxes and
  cumulative effect of accounting change...............       385           1,339            2,088             3,245         5,270
Provision for income taxes.............................       163             495              880             1,395         2,266
                                                              ---             ---              ---             -----         -----
Income before cumulative effect of
  accounting change....................................       222             844            1,208             1,850         3,004
Cumulative effect of accounting change.................        --             141               --                --            --
                                                          -------           -----        ---------         ---------     ---------
Net income.............................................      $222            $703           $1,208            $1,850        $3,004
                                                             ====            ====           ======            ======         =====
Net income per common share:
  Income before cumulative effect of
    accounting change..................................                      $.08             $.17              $.31          $.38
  Cumulative effect of accounting change...............                     (.01)               --                --            --
                                                                           ------         --------          --------      --------
     Net income per common share:
          Primary......................................       (1)         $   .07          $   .17           $   .31          $.38
          Fully diluted................................       (1)         $   .07          $   .17           $   .31          $.37
                                                                           ------           ------            ------        ------
Shares used in computing net income per common share:..
          Primary......................................       (1)          10,053            7,145             6,002         7,958
                                                                           ======            =====             =====         =====
          Fully diluted................................       (1)          10,053            7,145             6,002         8,051
                                                                           ======            =====             =====         =====

                                                         -----------------------------------------------------------------------
                                                                                      As of December 31,
Dollars in Thousands
Balance Sheet Data:                                       1992            1993             1994              1995        1996
                                                         ------         -------          -------           -------     ------
Cash, cash equivalents and short-term investments.       $  138         $   626          $   757            $2,479       $11,267
Working capital...................................          523             991            1,393             3,327        14,728
Total assets......................................        1,882           2,814            4,205             7,586        20,844
Long-term debt ...................................          135               5            2,088                --            --
Total stockholders' equity........................          691           1,401              291             4,846        17,760

                                                       --------------------------------------------------------------------------
                                                                                Years Ended December 31,
                                                               1992          1993          1994         1995           1996
                                                              ------       -------       --------      ------         -----
Other Data:
Operating margin..................................              5.8%         14.1%          16.0%        15.6%        16.1%
Technical employees at year-end (unaudited).......               83           118            173          254          330

-----------
(1) This data has not been furnished for 1992 because such data would not be meaningful.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The following information should be read in connection with the information contained in the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

General

Since the Company began operations in late 1988, it has experienced substantial growth in revenues, income from operations and net income. During 1994, 1995 and 1996, the Company's revenues increased by 43.1%, 55.2% and 45.6%, respectively, to $13.5 million in 1994, $21.0 million in 1995 and $30.6 million in 1996. The Company's income from operations increased by 62.9%, 50.9% and 50.0%, respectively, to $2.2 million in 1994, $3.3 million in 1995 and $4.9 million in 1996. The Company's net income increased by 71.8%, 53.1% and 62.4%, respectively, to $1.2 million in 1994, $1.9 million in 1995 and $3.0 million in 1996.

Substantially all of the Company's revenues are professional fees which generally are billed at an hourly rate. The Company's costs consist primarily of employee-related costs and non-reimbursed travel expenses of its technical and technical management employees. As employee related costs are relatively fixed, variations in the Company's revenues and operating results can occur as a result of variations in billing margins and utilization rates (i.e. the ratio of hours billed to total available hours) of its technical employees.

Since most of the Company's consulting engagements are on a time and materials basis, the Company historically has been able to maintain its billing margins by increasing its hourly rates to offset increases in costs related to its professional staff. The Company manages its billing margins by establishing a target billing rate for each of its technical employees which is used as a goal for the Company's account executives in negotiating and establishing billing rates for specific projects or assignments; however, actual billing rates may be higher or lower than the target billing rates. Hourly rate increases are generally implemented by the Company when a technical employee completes one assignment and moves to the next assignment, although hourly rates are also often adjusted during an assignment based on relevant contractual provisions. The Company further manages its billing margins by basing a portion of all account executives' incentive compensation on the annual aggregate billing margin for their accounts.

To date, the Company believes that it has effectively managed its personnel utilization rates. Differences in personnel utilization rates can result from variations in the amount of non-billed time, which has historically consisted of training time, vacation and holiday time, time lost to illness and inclement weather and unassigned time. Non-billed time also includes time devoted to other necessary and productive activities such as sales support and interviewing prospective employees. Unassigned time results from differences in the timing of the completion of an existing assignment and the beginning of a new assignment. In order to reduce and limit unassigned time, the Company actively manages personnel utilization by monitoring and projecting estimated engagement start and completion dates and matching employee availability with current and projected client requirements. In addition, the number of new technical employee training programs and the amount of training incurred for existing technical employees varies and can affect the Company's personnel utilization rates from period to period.

During 1993, 1994 and 1995, the Company enjoyed a lower employee turnover rate than that experienced by the industry in general. Although industry statistics are not yet available for 1996, the Company believes this trend will continue for 1996 as well. See "Business--Human Resources." The Company believes the continuity associated with its lower employee turnover rate has helped it to respond more effectively to its clients' needs as its business has grown. In addition, although the Company's growth has resulted in increases in general and administrative expenses, such increases would likely have been greater if the Company's employee turnover rate were significantly higher.

Results of Operations

The following table sets forth for the periods indicated selected statements of operations data as a percentage of revenues:



                                                                       -----------------------------------------------
                                                                                  Years Ended December 31,
                                                                           1994              1995           1996
                                                                         ------             ------         -----

Revenues.........................................................            100.0%            100.0%        100.0%
Operating expenses:
  Direct costs...................................................             59.9              59.7          57.1
  Selling expenses...............................................              6.0               5.0           6.0
  General and administrative expenses............................             18.1              19.7          20.8
                                                                             -----             -----         -----
Total operating expenses.........................................             84.0              84.4          83.9
                                                                             -----             -----         -----
Income from operations...........................................             16.0              15.6          16.1
Interest income (expense), net...................................              (.6)              (.2)          1.1
                                                                             ------            ------        -----
Income before income taxes.......................................             15.4              15.4          17.2
Provision for income taxes.......................................              6.5               6.6           7.4
                                                                             -----             -----         -----
Net income.......................................................              8.9%              8.8%          9.8%
                                                                             =====             =====         =====



1996 Compared to 1995

Revenues. The Company's revenues for 1996 increased by $9.6 million, or 45.6% from 1995. Approximately 64% of this increase resulted from an increase in the volume of hours billed and approximately 36% from increases in the aggregate average rates for hours billed during 1996. For 1996, revenue from clients in the pharmaceutical industry increased to $18.0 million, or 58.8% of revenues, from $13.5 million, or 64.3% of revenues, in 1995 and revenues from clients engaged in software development increased to $3.5 million, or 11.4% of revenues, in 1996 from $1.4 million, or 6.7% of revenues, in 1995.

Direct costs. Direct costs consist primarily of employee-related costs and non-reimbursed travel expenses for the Company's technical employees.

Direct costs for 1996 increased by $4.9 million, or 39.3%, from 1995. This increase is principally due to an increase in the number of technical employees to 330 at December 31, 1996 from 254 at December 31, 1995.

As a percentage of revenues, direct costs declined to 57.1% in 1996 from 59.7% in 1995. The decline resulted primarily from increases in aggregate average billing rates during 1996 that exceeded increases in payroll and related expenses for the Company's technical employees. In response to such billing rate increases and to competition for information services professionals in general, during the second quarter of 1996 the Company increased the compensation levels for a number of its technical professionals. The Company expects that such competitive pressures on technical employee compensation will continue at least through 1997.

Selling expenses. Selling expenses principally consist of employee-related costs as well as travel expenses of the Company's sales and marketing personnel.

Selling expenses for 1996 increased by $778,000 to $1.8 million from $1.0 million in 1995. This increase is principally due to the increase in the number of sales and marketing personnel to 13 at December 31, 1996 from 8 at December 31, 1995.

As a percentage of revenues, selling expenses increased to 6.0% for 1996 compared to 5.0% for 1995. This increase resulted from the addition of three account executives (one in the Company's new Chicago sales office) and the addition of two technical sales support personnel to assist in the increased focus on project-oriented consulting.

General and administrative expenses. General and administrative expenses consist of executive management costs, recruiting costs, accounting, human resources, general expenses, office facilities costs, training and education expenses and depreciation and amortization.

General and administrative expenses for 1996 increased by $2.3 million to $6.4 million from $4.1 million in 1995 and to 20.8% of revenues for 1996 compared to 19.7% for 1995. These increases are principally due to increases in facilities costs (office rent and utilities) and facility-related costs (such as depreciation of computer equipment, amortization of software and leasehold improvements, expansion of computer networks, additional software costs and the costs of related support personnel) to support an increase during 1996 in the number of professional and supervisory personnel performing client engagements in the Company's offices rather than at client locations. During 1996, the Company also incurred certain new expenses and increased insurance, legal and accounting expenses associated with public company filing and compliance requirements and with investor and shareholder relations.

Interest Income. Net interest income was $354,000 in 1996 as compared with net interest expense of $33,000 in 1995. This increase in net interest income resulted from higher invested cash balance during 1996 principally as a result of the $9.9 million in net proceeds received from the Company's initial public offering of common stock in May 1996 (the "Initial Public Offering"). See
"-- Liquidity and Capital Resources."

Effective Income Tax Rate. The Company's effective income tax rate in 1995 and 1996 was 43.0%.

1995 Compared to 1994

Revenues. The Company's revenues increased 55.2% to $21.0 million in 1995 from $13.5 million in 1994. The increase in the Company's revenues reflects an increase in the volume of services delivered to new clients, as well as the leveraging of the Company's existing client base by undertaking additional projects for these clients, particularly from clients in the pharmaceutical industry. The Company's revenues from clients in the pharmaceutical industry increased by 62.7% to $13.5 million in 1995 from $8.3 million in 1994. In addition, the Company's revenues from clients in the chemical industry increased by approximately 74.4% to $3.0 million in 1995 from $1.7 million in 1994.

Direct costs. Direct costs declined as a percentage of revenues to 59.7% from 59.9% in 1994. In the aggregate, direct costs increased by 54.8% from 1994, due to the increase in the number of technical employees required to support the increased demand for the Company's services. In response to demand for the Company's services, the Company increased the number of its technical employees by 46.8% to 254 technical personnel at December 31, 1995 from 173 at December 31, 1994.

Selling expenses. Selling expenses declined as a percentage of revenues to 5.0% in 1995 from 6.0% in 1994 due to the operating leverage resulting from a 55.2% increase in revenues compared to an increase in selling expenses of only 29.2%.

General and administrative expenses. General and administrative expenses increased as a percentage of revenues to 19.7% in 1995 from 18.1% in 1994. This increase is primarily attributable to increased recruiting and depreciation expenses. In 1995, recruiting expenses increased by approximately $417,000 from 1994, due to the Company's increased hiring of technical employees and an approximate 43.0% increase in the average cost of recruiting each new employee. The increase in the average cost of recruiting new employees was a reflection of the competition for employees within the information technology industry and the increased level of hiring necessary to meet the increased demand for the Company's services. In 1995, depreciation expense increased by approximately $156,000 due to the Company's increased purchases of computer equipment and furniture to support an increase in the number of technical employees performing client engagements at the Company's offices.

Effective Income Tax Rate. The Company's effective income tax rate in 1994 and 1995 was 42.1% and 43.0%, respectively.

Quarterly Financial Results

Set forth below are selected unaudited statements of operations data for the last eight fiscal quarters of the Company. In management's opinion, the results below have been prepared on the same basis as the audited financial statements contained herein and include all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited financial statements and notes thereto contained elsewhere in this Prospectus.

                                                                      Unaudited Quarterly Statements of Operations
                               ----------------------------------------------------------------------------------------------------
                                             1995 Quarter Ended                                         1996 Quarter Ended

                               March 31     June 30    Sept. 30     Dec. 31            March 31    June 30    Sept. 30     Dec. 31
                               --------     -------    --------     -------            --------    -------    --------     -------

In thousands, except per
share data                      $4,670      $4,959       $5,470      $5,925              $7,065     $7,444     $7,538       $8,560
Revenues....................

Income before income
  taxes.....................       686         766          976         817               1,484      1,270      1,200        1,316

Net income..................       391         437          556         466                 846        724        683          751

Net income per common share:
    Primary.................      $.07        $.07         $.09        $.07                $.13       $.10       $.08         $.08
    Fully diluted...........      $.07        $.07         $.09        $.07                $.13       $.10       $.08         $.08

Shares used in computing net
 income per common share:
    Primary.................     5,734       5,844        6,156       6,273               6,274      7,584      9,000        8,974
    Fully diluted...........     5,734       5,844        6,156       6,273               6,274      7,589      9,041        8,974



The Company believes that its business is generally not seasonal; however, fluctuations in personnel utilization rates and the timing of additional general and administrative expenses may cause profitability to fluctuate from one quarter to another. Quarterly results may also vary due to the timing of new hires, the timing of training for new and existing technical employees and the number of business days in a particular quarter. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future periods, and future quarterly results could be adversely impacted by these, and other factors.

Liquidity and Capital Resources

Cash and cash equivalents and short-term investments increased $8.8 million to $11.3 million at December 31, 1996 from $2.5 million at December 31, 1995. The increase resulted primarily from the Initial Public Offering proceeds described below and working capital provided by operations offset by capital expenditures.

Capital spending during 1996 increased to $2.2 million from $1.2 million in 1995 principally from purchases of computer and office equipment, software and leasehold improvements to support an increase in the number of technical employees performing client engagements on the Company's premises rather than at client locations.

At December 31, 1996, cash equivalents and short-term investments were invested in short-term U. S. Governmental securities, commercial paper, and institutional money-market funds. By policy, the Company invests in high credit-quality instruments.

In May 1996, the Company completed its Initial Public Offering. The Company issued 2,175,000 shares of the Company's common stock and received net proceeds of approximately $9.9 million.

In 1995, the Company sold 953,355 shares of Common Stock and received net proceeds of approximately $2.7 million from such sale. The net proceeds primarily were used by the Company to repay the outstanding bank indebtedness and the note to the selling stockholder and the balance for general corporate purposes. See "Certain Transactions" and Note 8 to the Consolidated Financial Statements appearing elsewhere in this Prospectus.

In May 1994, the Company repurchased, for approximately $2.1 million, all of the shares of Common Stock held by a former stockholder. The Company paid $775,000 of this amount in cash with the balance financed by a seller note. To finance its cash payment, the Company borrowed $750,000 from a commercial bank.

The Company currently anticipates that cash generated from operations and existing cash balances will be sufficient to satisfy its operating requirements and ordinary capital spending for the foreseeable future. The Company may expand its capabilities through the acquisition of other businesses that are complementary to the Company's business. Should the Company's business expand more rapidly than expected, the Company's $1.0 million bank line of credit would be available to fund such operating and capital requirements. In addition, the Company could consider seeking additional public or private debt or equity financing to fund growth opportunities, including acquisitions.

                                    Business

General

ISCG provides consulting services that address its clients' information processing needs through technologically advanced solutions, including client-server architecture, GUI-based applications, local and distributed relational databases and cross-platform applications integration. The Company delivers consulting services in two broad areas: applications development and network management. In the applications development area, the Company provides expertise to its clients in the full software development life cycle or one or more discrete phases within such process. The Company's applications development activities accounted for approximately 78.4% and 79.3% of its revenues in 1995 and 1996, respectively. In the network management area, the Company provides expertise to its clients in the design, implementation, management and support of multi-vendor local and wide area networks, desktop computer systems and servers. The Company's network management activities accounted for approximately 21.6% and 20.7% of its revenues in 1995 and 1996, respectively.

Historically, the Company has provided consulting services to businesses in a variety of industries, particularly the pharmaceutical, biotechnology, chemical and software industries. In recent years, however, the Company has principally focused its marketing efforts on the pharmaceutical industry in order to exploit more effectively its extensive experience in the development, implementation, integration and management of information systems used in connection with the drug development process. By virtue of this experience, the Company's technical employees have developed a strong understanding of the drug development process and broad expertise in the information systems and software applications required to support this complicated and data intensive process. In addition, the Company's technical employees have developed a broad range of technical skills and capabilities with respect to commercially available packaged software products that address drug development information processing requirements. Pharmaceutical company engagements accounted for an aggregate of approximately $8.3 million, $13.5 million and $18.0 million or 61.5%, 64.3% and 58.8% of the Company's revenues in 1994, 1995 and 1996, respectively.

Industry Overview

Rapid technological advances have accelerated the growth of the information technology industry. These advances in recent years have included increases in the power of personal computers at decreasing cost, the transition from mainframe systems to open and distributed computing environments and the advent of capabilities such as cooperative processing, relational databases, imaging and software development productivity tools. These advances have expanded the benefits that users can derive from computer-based information systems and improved the price-to-performance ratios of such systems. As a result, an increasing number of companies are employing information technology in new ways, often to gain competitive advantages in the marketplace. Consequently, information technology services have become an important component of the long-term growth strategies for organizations, particularly those in information intensive industries, such as the pharmaceutical and biotechnology industries.

The same advances that have enhanced the benefits of computer systems, however, have rendered the development and implementation of such systems increasingly complex. As a consequence, businesses increasingly are outsourcing information technology requirements to skilled and experienced providers such as the Company to help them accomplish their strategic information processing objectives. In addition to the complexity of computer systems, the Company believes the factors fueling this trend include: (i) the risk of selecting inappropriate technology;
(ii) competitive pressures requiring rapid implementation of new systems; (iii) the growing application development backlog in many organizations; (iv) the lack of requisite technical and management capabilities within many in-house information systems ("IS") departments; (v) difficulty in attracting and retaining qualified technical and management personnel within many in-house IS departments; (vi) the existence of older information systems in many organizations that are difficult and expensive to maintain; and (vii) strategic decisions by many organizations to concentrate on core businesses, to keep IS costs variable and to contain the growth of IS departments. The Company believes this trend will continue as companies increase their investments in software upgrades, systems re-engineering, client-server migration and enterprise-wide systems integration.

Target Market Drivers

The Company focuses principally on clients and prospective clients in the pharmaceutical industry and, in particular, the information technology needs of the professionals responsible for the regulatory approval of products. The Company believes there are a variety of forces impacting the pharmaceutical and biotechnology industries that will lead to increased dependence on information technology solutions. These include:

Pressure to Reduce Time to Market. There is intense pressure on pharmaceutical companies to minimize the time required to bring a drug to market. In response to this pressure, companies are employing information technology systems as an important strategy in their attempt to shorten the time required for development of, and preparation of New Drug Applications ("NDAs") for, candidate drugs and to shorten the duration of the FDA review process. Typically, a company files a patent application for a new drug early in the developmental cycle, approximately at the time the new compound is first synthesized. When issued, the resulting patent is valid for 20 years. In the U.S., the average time required for the development of a new drug, from the discovery or creation of the new chemical entity to its approval by the FDA, is ten to 12 years. See "--The Drug Development Process." To the extent the time to market for the approved drug can be shortened, the pharmaceutical company maximizes the period during which it may market the drug commercially as the sole provider.

Increasing Complexity of Clinical Data Management. The volume and complexity of data associated with the clinical stages of the drug development process have been increasing in recent years. This is evidenced by a growing number of patients involved in clinical studies and an expanding number of pages contained in NDA submissions. In the late 1970s, the average Phase III clinical trial involved approximately 1,600 patients per study and the average number of pages in an NDA submission was approximately 38,000. By the early 1990s, the average number of patients per study had grown to approximately 3,600 and the average NDA submission had expanded to approximately 91,000 pages. This growth has imposed, and the Company believes will continue to impose, heavier burdens on the clinical data management processes of pharmaceutical companies.

Global Development Strategies. Pharmaceutical companies are pursuing regulatory approval of drug candidates, often concurrently, in multiple countries, expanding not only the geographic scope of clinical trials but the diversity of regulatory issues and complexity of managing the resulting data. Properly administering and coordinating these trials, effectively sharing the data across all corporate locations and consolidating and analyzing the data requires increasingly sophisticated information systems.

Consolidation in the Pharmaceutical Industry. The pharmaceutical industry is consolidating as companies seek to obtain access to new products, new or complementary distribution channels and cost reductions through business combinations. Mergers completed during 1994, 1995 and 1996 involved some of the largest multinational pharmaceutical companies in the world, such as Roche Holding AG/Syntex Corp.; American Home Products Corp./American Cyanamid Co.; Glaxo Holdings PLC/Wellcome PLC; Hoechst AG/Marion Merrell Dow Inc.; Pharmacia AB/Upjohn Co.; Rhone-Poulenc Rorer Pharmaceuticals/Fisons; and Ciba-Geigy, Ltd./Sandoz, Ltd. These business combinations create a need to integrate quickly and successfully the systems of, and to migrate data between, these newly consolidated global organizations.

Product Pipelines and Biotechnology Industry Growth. Pharmaceutical companies are under constant pressure to develop new product candidates to submit for regulatory approval. In addition, the biotechnology industry, which has grown rapidly over the last ten years, is introducing significant numbers of new drug candidates that require regulatory approval. The Company believes these forces will continue to expand its principal target market. In addition, many early stage biotechnology companies do not have the systems in place to manage the data and documentation associated with the drug development process.

Increased Focus on Information Systems by the FDA. The FDA has become increasingly sophisticated with respect to information systems and the integrity of data incorporated into regulatory submissions. The FDA conducts information systems audits to confirm the validity of pharmaceutical companies' information systems. In response to this and other factors, the FDA is encouraging the use of computer-assisted filings in an effort to expedite the approval process. The Company believes this regulatory focus on information technology will cause pharmaceutical companies continually to maintain and enhance the sophistication and effectiveness of their information systems.

The Drug Development Process

The Company believes its knowledge of the drug development process and expertise in the software systems required to support that process constitute an important competitive advantage. The regulatory process is highly complex and is an important element of the pharmaceutical, biotechnology, medical device and contract research organization ("CRO") industries, which the Company has targeted as principal areas for its future growth. The average time period for a pharmaceutical company to bring a new drug to market in the United States is ten to 12 years. The Company believes the drug development process is segmented into four general stages (Discovery, Development, Submission and Post-Approval), each having certain milestones and activities and possessing opportunities for the supply of the Company's services. The Company's view of this process is illustrated in the following diagram:

      [Graphic depicting the drug development process in four stages (Discovery, Development, Submission, and Post-Approval) and representative activities conducted by pharmaceutical companies within these four stages.]

























In the Discovery stage, the development process begins with the identification or creation of a new chemical entity in the laboratory. The company developing the new drug then begins laboratory analyses and pharmacologic tests on animals, typically extending over one to three and a half years, to determine the basic biological activity and safety of the drug. Toxicological studies are continued through both the Discovery and Development stages. In the U.S., a developer of a new drug must file an Investigational New Drug application ("IND") with the FDA before the commencement of human testing (i.e. clinical trials) of such drug. In the absence of any comments from the FDA, human clinical trials may begin 30 days after the IND is filed. In 1994 (the most recent full-year data available), there were 2,156 INDs filed with the FDA.

Clinical trials (consisting of Phases I, II and III) often represent the most expensive and time-consuming part of the overall drug development process. After the successful completion of Phase III clinical trials, the developer of a new drug must submit an NDA to the FDA. The NDA is a comprehensive filing that includes, among other things, the results of all pre-clinical and clinical studies, information about the manufacture of the drug and the developer's plans for producing, packaging and labelling the drug. NDA submissions can consist of up to 250,000 pages and involve the collaborative efforts of numerous departments and individuals. This critical process requires the regulatory affairs group of a pharmaceutical firm to track and chronicle each step of the research and development process of the new drug. This includes the collection, analysis, validation and documentation of the results of clinical trials, generally over many years, involving scientists, researchers and physicians, often located throughout the world. To the extent a pharmaceutical company is seeking approval of the drug in foreign countries, each submission must be modified in accordance with each country's regulatory requirements. The ability to streamline this process can mean a substantial shortening of the candidate drug's time to market and a significant economic advantage to the pharmaceutical company given the limited life of any patent obtained on the new drug. In 1994 (the most recent full-year data available), there were 133 NDAs filed with the FDA.

ISCG's Strategy

The Company believes its most promising opportunity for growth lies in leveraging the high degree of expertise its technical employees have developed in the pharmaceutical industry. This expertise entails extensive knowledge of the drug development process and the industry leading software products used to support that process. From this foundation of knowledge and experience, as well as successful client relationships, the Company's strategic objective is to be a leading provider of applications development and network management consulting services to pharmaceutical and other companies whose products are subject to, or whose services relate to, the FDA approval process. The Company plans to pursue this objective through the following strategic elements:

Broaden Scope of Expertise to Address Full Drug Development Spectrum. In the Company's view, the full drug development spectrum commences with laboratory efforts to identify or create a new chemical entity and runs through the manufacturing and distribution of the approved drug for the entire commercial life of the product. As depicted in the above diagram, the Company believes the drug development process can be segmented into four general stages: Discovery, Development, Submission and Post-Approval. The Company has extensive experience in a wide array of tasks and processes conducted by pharmaceutical companies in the Development and Submission stages and these two stages likely will remain the principal focus of the Company's marketing activities. To date, the Company has been engaged by pharmaceutical companies on a more limited basis to develop systems for, or otherwise support various activities or processes in, the Discovery and Post-Approval stages, and the Company has targeted these areas for expansion. Managing the Discovery and Post-Approval stages of these new products creates challenges for pharmaceutical companies for which the Company believes information technology solutions are well suited. Recent scientific and technology advances in bioinformatics and high throughput screening have created a need to build warehouses of information to support the drug discovery process. The Company believes that the information technology skills used to build software systems for the Development and Submission stages are transferable to the Discovery and Post-Approval stages. The Company also believes that it may need to hire additional technical employees with requisite industry skills applicable to these stages.

Increase Pharmaceutical Client Base. The Company is allocating marketing resources toward securing relationships with pharmaceutical companies with which it has not yet established client relationships. Although the Company provided services to a large number of pharmaceutical companies in 1996, there are a larger number of pharmaceutical firms with which it has not yet established relationships. The Company believes it can leverage successful engagements from its current pharmaceutical client base to attract new pharmaceutical clients. The Company plans to increase its exposure to these prospective clients through attendance, presentations, and exhibits at pharmaceutical trade shows with particular emphasis on the applications and technologies in which the Company has developed expertise.

Expand Penetration into Other Regulated Markets. In addition to the traditional pharmaceutical industry, substantial industries exist whose participants are subject to similar FDA regulation, including the biotechnology and medical device industries. Furthermore, CROs represent a multi-billion dollar industry focused on the regulatory approval process for new drugs. To date, the Company has performed various engagements for biotechnology companies and CROs, although these have been limited in number and scope relative to the Company's work for pharmaceutical firms. The Company's goal is to leverage on its current presence in the pharmaceutical industry to expand its penetration of these associated industries.

In addition to FDA-regulated industries, the Company markets its consulting services to organizations in other industries, including the chemical and software industries. Although the Company believes regulated health care product industries present its most significant opportunities for growth, the Company intends to pursue opportunities in other markets as well.

The Company plans to pursue various tactics in order to implement its strategic plan. One of these will be to pursue acquisitions of other information services providers to add technical capabilities, skilled personnel, geographic coverage and clients. At present, the Company has no commitments or understandings with respect to future acquisitions. Another tactic the Company intends to pursue will be to leverage its current software vendor relationships and to establish similar relationships with other vendors. The Company views its relationships with Documentum and DLB as the prototypes for these relationships and will seek to model other relationships on them. See "--Sales and Marketing" for a description of these relationships. On August 1, 1996, the Company opened a new office in Chicago, Illinois, out of which the Company conducts sales and technical sales support activities. The Company may pursue further geographic expansion into domestic and international locations possessing high concentrations of pharmaceutical, biotechnology and medical device companies for establishment of additional sales offices.

ISCG's Consulting Services

Historically, the Company has delivered applications development consulting services primarily by providing staff augmentation to its clients on a time and materials basis. Clients typically have utilized the Company's services in this format for assignments that encompass all aspects of the software development life cycle. The Company also delivers applications development consulting services on a project basis by providing full software development life cycle services at its and its clients' facilities. The Company also delivers network management consulting services primarily by providing supplemental staff to its clients. The foundation of the Company's consulting skills is its overall focus on maintaining its expertise in advanced information processing technologies. In deploying these technologies, the Company provides expertise in client-server architecture, GUI-based applications, local and distributed relational databases, cross-platform applications integration and network management services.

Applications Development Services

The Company's applications development consulting group is organized in three practices, which represent the Company's primary areas of technical expertise: pharmaceutical research systems, document management systems and client-server systems integration. The Company's applications development engagements typically involve disciplines from, and the Company's technical employees generally are involved in, more than one, if not all, of these practices. Currently, approximately 100 of the Company's technical employees perform client applications development services in ISCG's in-house applications development center. The remaining technical employees perform client work at the respective clients' sites. The Company is expanding its applications development center to accommodate approximately an additional 35 technical employees in early 1997 and an additional 30 technical employees by June 1997.

Pharmaceutical Research Systems Practice. The Company's technical employees in this practice specialize in the analysis, development and integration of software solutions that support the research groups of pharmaceutical organizations. These technical employees are knowledgeable with respect to the research groups' focus on the collection, analysis and management of clinical and pre-clinical data required for INDs and NDAs. The Company's technical employees have extensive experience in the development and deployment of customized systems for these divisions. In addition to custom development, the Company's technical employees have integrated and customized commercially available applications software from a number of vendors including DLB, Domain Solutions Corporation, Clinarium and the SAS Institute. The vast majority of these integration efforts include an extensive migration or conversion process for crucial existing data.

Document Management Systems Practice. The Company's technical employees in this practice help clients design and build document management systems. These technical employees are particularly knowledgeable in the documentation requirements of the pharmaceutical regulatory approval process, as well as in the software technologies applicable to that process. The Company customizes packaged software products such as Documentum to support the preparation and submission of NDAs. This includes the creation of systems that track and manage clinical documents and support the automated assembly of regulatory submissions. This customization includes the development of user interfaces implementing GUI-based products such as Microsoft's Visual Basic and Visual C++ and Powersoft's PowerBuilder and the creation of document databases using packaged software products provided by Documentum. Pharmaceutical companies are deploying document management products, such as those provided by Documentum, as an important part of their efforts to shorten the time to market for new drugs. Such products replace manual processes and paper distribution lists, while providing accurate, easily accessible repositories of drug information that can be used and reused for simultaneous submissions in multiple markets, as well as consistent, rapid responses to governmental agency inquiries. See "--Clients and Representative Engagements." Other document management technology products integrated by the Company include Adobe's Acrobat and Framebuilder products and Interleaf.

Client-Server Systems Integration Practice. The Company's technical employees in this practice specialize in the architecture, development and integration of client-server systems using integrated development environments that include computer-aided design tools, GUIs and state-of-the-art database technologies. GUI development platforms include Borland's Delphi, Powersoft's PowerBuilder, Microsoft's Visual Basic, Access and Visual C++ and Oracle's Designer/2000 and Developer/2000. Database technologies used by this group include products from Oracle, Sybase, Informix and Microsoft, and operating systems such as Hewlett Packard's HP/UX, Digital Equipment Corporation's OpenVMS, Sun Microsystems' Sun/OS and Solaris, Microsoft's Windows NT, International Business Machines' OS/2 and SCO UNIX. In addition to application development and integration services, this group also provides database administration, capacity planning and migration services.

Typically, when the Company delivers its services on a project basis, it employs a flexible, interactive application development methodology based on the concept of delivering incremental modules of the system to clients. These incremental modules represent functional subsets of the complete system and allow clients to examine and determine whether they meet the users' requirements. In this manner, the client's user community provides continuous testing and feedback to the development team throughout the development life cycle until the entire system is completed.

The Company's application development methodology distinguishes the Company from many of its competitors, which employ more rigid methodologies and require clients to work within the competitors' or software vendors' standardized approaches. This methodology allows the user community to take a much more active role in the definition and design of the system. The users' hands-on involvement is critical to building a solution that more fully satisfies the client's needs. As a result, the Company believes it is able to deliver applications development services that more closely meet the needs and culture of the particular client in a more timely and cost-effective manner.

Network Management Services

The Company's network management services provide clients with expertise in the evaluation, selection, design, implementation and support of local and wide area networks. Examples of the varied functions performed by the Company's technical employees include multi-network integration, desktop system installation and management, server management, capacity planning, performance analysis and Lotus Notes administration and development. The Company's technical employees specialize in UNIX, Open/VMS and Lotus Notes technologies, but their technical skill set spans a wide range of network software technologies, including Hewlett Packard's HP/UX; Sun Microsytems' Solaris; International Business Machines' AIX and OS/2; Digital Equipment Corporation's Open VMS, PATHWORKS, Alpha and Clusters; Microsoft's Windows NT and LAN Manager; Novell's Netware; and TCP/IP. Consequently, the Company is able to provide network management services in diverse client environments. See "--Clients and Representative Engagements."

Since the Company's inception, the market demand for the services of its network management practice group has steadily increased, and management believes it will continue to increase. In addition, the Company believes that the globalization of business and resulting complexity of managing networks will increase current and prospective clients' needs for network management consulting services.

Clients and Representative Engagements

The Company's clients include some of the largest pharmaceutical companies in the world and other Fortune 500 corporations, including, among others, Air Products, American Cyanamid Company, Bristol-Myers Squibb Co., Eli Lilly & Company, G.D. Searle & Company, Merck, Pfizer, Inc., Procter & Gamble, Rhone-Poulenc Rorer Pharmaceuticals, SmithKline Beecham Pharmaceuticals, Inc., Warner-Lambert Company and Zeneca Group. During the five-year period ended December 31, 1996, the Company served 41 clients in the pharmaceutical industry and completed engagements in all stages of the drug development process. Pharmaceutical company engagements accounted for approximately $8.3 million, $13.5 million and $18.0 million or 61.5%, 64.3% and 58.8% of the Company's revenues in 1994, 1995 and 1996, respectively. See "Risk Factors--Dependence on Pharmaceutical Industry."

The following paragraphs describe representative engagements in which the Company is currently involved or that the Company completed recently:

In a recent engagement within the Discovery stage of the drug development process, the Company helped a client streamline its international processes and implement applications designed to enhance the client's ability to identify new drug leads. Among other things, the Company redesigned the client's international database to support an integrated, flexible architecture, enabling the system to accomodate with future changes in chemical synthesis and screening techniques. Development was performed in a client-server environment using Windows 3.1, Windows NT 4.0 and Windows NT Server 4.0. The database design and development were performed using Oracle 7.3, SQL*Net and Oracle Web Server 2.0. The application design employed Delphi Client-Server 2.0 with numerous third-party components,

Microsoft Explorer Shell Namespace extensions, Visual Basic 4.0, ISIS Client 2.0.2, and Microsoft Excel. The system also employed OLE Automation in the development process.

In a project that involved the Discovery and Development stages of the drug development process, the Company designed and implemented a toxicology report document management system for a pharmaceutical company. This document management application allows toxicology/preclinical users to log, edit, import, search, route, and prepare documents for publishing. These documents support toxicology testing and comprise toxicology reports, which are included in INDs and NDAs. The system tracks the location of specific documents, manages how these documents are updated, controls access to them, and efficiently routes the documents to the appropriate users. The Company employed Documentum Workspace, Visual Basic, Oracle7, TCP/IP, Microsoft SourceSafe, Adobe Acrobat Exchange, and Soffrant Track and Data Logic's Composer on a SUN UNIX platform.

In a project within the Development stage of the drug development process, the Company is integrating Domain Solutions Corporation's ClinTRACE software into the client's global computing environment, converted the existing data from the client's legacy systems to the Oracle7 database, and validated the system. This system is designed to improve the pharmaceutical company's global mananagement of adverse event and reaction data.

In a project in the Post-Approval stage of the drug development process, the Company is implementing an electronic batch record system for a pharmaceutical company that will change the client's current paper-intensive batch record system to a paperless environment. The system is designed to ensure compliance to current good manufacturing practices and will provide the electronic equivalent of batch records, use and cleaning logs, standard operating procedures, non-conformance reports, and equipment and cleaning checklists. The Company's technical employees are providing project leadership, application development, data design, and logical and physical database design services.

In a continuing non-pharmaceutical engagement, the Company provides Intel/NT and UNIX server administration, network management, and end-user support services to approximately 3,000 users at the client's headquarters. The Company's technical employees are integrated into this client's delivery teams that are planning, implementing, and supporting the technology migrations from PATHWORKS for OpenVMS and PATHWORKS for OS/2 to Windows NT Server, from DECnet to TCP/IP, and from Windows for Workgroups to Windows 95.

Sales and Marketing

The Company has a direct sales force, consisting of a Vice President of Sales, two sales managers and eight account executives, that is responsible for all phases of the selling process in the continental United States. One account executive is located in the Princeton office and one account executive and two senior technical employees who provide sales support are based in the Chicago office, which the Company established in August 1996. The remainder of the direct sales force is based in the Company's Wayne, Pennsylvania headquarters. The efforts by the Company's sales force are supplemented by its technical employees, who, in the past, have been able to expand existing engagements and generate new business while on assignment at clients' sites. Although the Company does not have an international marketing organization, it has secured limited overseas engagements from multi-national organizations for which it has performed services domestically.

The Company's marketing efforts are primarily focused on expanding its name recognition and its technical reputation in the pharmaceutical industry, its largest marketplace, and the document management market. The Company's sales team has exhibited at pharmaceutical trade association, technical and vendor user group conferences that focus on document management, adverse events reporting and clinical data management, and plans to increase the number of conferences it attends in the pharmaceutical, biotechnology and medical device industries.

The Company also periodically writes and distributes "white papers" or case studies about its experiences in utilizing a variety of leading edge technologies. These white papers are often delivered at trade association conferences and are routinely distributed to current and prospective clients. The purpose of these publications is to create and enhance the Company's image as a technology leader.

The Company views existing clients as a valuable source of additional work in the form of both extensions to, and expansion of, ongoing engagements, and the initiation of new engagements. The Company seeks to establish long-term relationships with clients in which clients rely on the Company for ongoing information technology solutions. These types of relationships have helped create stable revenues for the Company. In 1994, 1995 and 1996, approximately $12.0 million, $18.5 million and $26.2 million, respectively, of the Company's revenues were derived from clients to which it had provided services in the previous year.

Vendor Relationships

The Company has established non-exclusive partnership arrangements with two software vendors, Documentum and DLB, each of which markets products to the pharmaceutical industry. The Company's history of integrating their software products into clients' systems has led to strong relationships with these vendors which enhances the Company's marketing efforts. These partnership arrangements position the Company as a potential systems integrator should clients or prospective clients select one of these vendors' products. These relationships have often resulted in sales leads and the generation of client engagements. However, in order to retain its objectivity in evaluating clients' needs and designing solutions, the Company has avoided creating relationships with these software vendors pursuant to which it earns fees or commissions on the sale of particular software products. See "Risk Factors -- Reliance on Vendor Relationships."

Documentum, Inc. Since it first implemented Documentum's products in 1992, the Company has been engaged by more than 40 clients for projects involving the integration of these products. Documentum has supported the Company's growth by recommending the Company to its clients as a provider of information technology consulting services. The Company has supported Documentum's growth by successfully implementing Documentum's products at important pharmaceutical accounts and co-developing several training courses with Documentum. The Company has served as the East Coast training center for Documentum since 1992, although Documentum plans to establish its own East Coast training center in 1997. The Company has also organized and sponsored the East Coast Documentum Users' Group, and has served as a Beta test site for several new Documentum products. Several aspects of the relationship between the companies have been formalized, such as the arrangements for training and Beta testing. However, the strength of the relationship lies in the rapport that has developed between counterparts in parallel groups within the two companies, including executive management, marketing, sales, technical support and training.

DLB Systems, Inc. After completing approximately eight engagements from 1991 through 1995 that involved the implementation of packaged software products produced by DLB, the Company entered into a partnership arrangement with DLB in late 1995. This agreement provides a methodology for the Company and DLB jointly to propose to prospective clients the sale of software by DLB and its implementation by ISCG, with the Company acting as a subcontractor to DLB for the implementation at the client's facility of DLB's products. The Company is currently providing consulting services to DLB in support of its new product development.

In partnership with other software vendors, such as Oracle Corporation and Borland International, Inc., the Company provides training courses in the vendors' respective technologies to clients. These joint training activities generally strengthen the relationship between the Company and these vendors, enhance the Company's market position with the vendors' products, create consulting opportunities, train the Company's technical employees in strategic technologies at lower costs and introduce potential clients and allow current clients a closer view of the Company. The Company intends to pursue additional partnership arrangements with other vendors in the future as circumstances warrant.

Pricing Strategy

The Company believes that it generally has been able to distinguish itself from larger, nationally known consulting firms by offering similar or better expertise at price levels that provide clients relatively higher value. The Company generally seeks engagements in a price range of $100,000 to $1.5 million. Engagements in this range typically are beyond the capabilities of smaller, local competitors primarily due to the volume and complexity of the work involved yet may be too small for the Company's larger, national competitors to cost-effectively pursue. In the Company's experience, it is not unusual for these smaller engagements to expand or to lead to new engagements.

Based on client requirements, the Company structures pricing for applications development projects on either a time and materials or a fixed price basis. In 1996, over 94.0% of the Company's business was done on a time and materials basis. Additionally, the Company continually refines its pricing, proposal and project management methodologies to maximize the profitability of its fixed price projects.

Concentration and Mix of Revenues

Historically, a small number of clients have each accounted for 10.0% or more of the Company's revenues. In 1994, Merck accounted for approximately 17.2% of the Company's revenues. In 1995, Air Products and Merck accounted for approximately 12.7% and 10.9% of revenues, respectively. In 1996, Air Products and Merck each accounted for approximately 10.0% of revenues. An unanticipated reduction of a significant amount of business from either of these clients may have a material adverse effect on the Company's financial condition and results of operations.

Since the implementation of a large software application is a complex, time intensive and costly process, clients generally undertake these projects on an irregular basis. As a result, the amount of revenues derived by the Company from any given client likely may vary significantly from year-to-year. Accordingly, the Company expects that the identity of clients accounting for large portions of its revenues may change from year-to-year. The inability of the Company to maintain its personnel utilization rates (i.e. the ratio of hours billed to total available hours) following the completion of large engagements, either by securing new engagements or by utilizing its technical employees for existing engagements, could be expected to have a material adverse effect on the Company's financial condition and results of operations during such period. See "Risk Factors -- Concentration and Mix of Revenues."

The Company has in the past derived, and expects in the future to derive, a significant portion of its revenues from companies in the pharmaceutical industry. Engagements by pharmaceutical companies accounted for approximately 61.5%, 64.3% and 58.8% of the Company's revenues in 1994, 1995 and 1996, respectively. The Company's revenues are highly dependent on research and development expenditures by the pharmaceutical industry. At December 31, 1996, $3.1 million or 52.1% of the Company's trade and unbilled accounts receivable were due from companies in the pharmaceutical industry. See "Risk Factors -- Dependence on Pharmaceutical Industry" and Note 3 to the Consolidated Financial Statements included elsewhere in this Prospectus.

Human Resources

General

The Company believes that its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly technical employees. The Company has therefore sought to create an attractive and rewarding corporate culture by enfranchising employees through stock ownership, by promoting from within and by providing intensive training, challenging assignments and involvement in many facets of the Company's business processes in an environment of mutual trust and support. The Company believes that these policies have resulted in a turnover rate of its technical employees which is considerably lower than the industry average. According to a survey performed by The Updata Group, Inc. of 200 companies in the Company's industry, the weighted average industry turnover in 1995 was 38.6%. During 1995 and 1996, the Company's turnover rate was 20.5% and 24.8%, respectively.

Information services professionals are in great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain its key technical employees, project managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The Company has employment agreements with approximately 24 of its senior executives and sales and technical personnel. These agreements generally provide that, in addition to base compensation, such employees are entitled to annual bonuses based upon achievement of revenue and gross profit goals. In addition, the employment agreements generally restrict such employees, during the term of their employment and for six to 24 months thereafter, from competing with the Company or soliciting Company clients or employees.

As of December 31, 1996, the Company had a total professional staff of 385 employees, comprised of five members of senior management, 32 administrative personnel, 17 technical service managers (including one member of senior management), 313 other technical employees, eight recruiting personnel and 13 sales and marketing personnel (including one member of senior management and one administrative person). In general, the Company's account executives qualify the Company's sales leads and determine the required skills for a particular engagement as well as the probability of closure, price of services, payment terms, length of engagement and location. The Company's technical service managers oversee groups of 20 to 25 technical employees and are responsible for the client assignment, quality control, performance reviews, administration and career development of the technical employees within their respective groups.

None of the Company's employees is subject to a collective bargaining agreement. The Company believes its relations with its employees are excellent. See "Risk Factors -- Attraction and Retention of Technical Employees."

Recruiting

The Company recognizes the critical importance of recruiting to its future growth. The Company recently hired two additional recruiters, increasing the number of employees dedicated to recruiting to eight persons. Two recruiters are dedicated to new college graduates. In order to enhance further its recruiting efforts, the Company also provides customized training for its recruiters, provides incentives for its technical personnel to recruit technical and other personnel, advertises for candidates on the Internet and conducts special hiring events and seminars. The Company believes the quality and reputation of its intensive technical training programs have been instrumental in its success in recruiting technical employees.

The Company uses a variety of techniques to identify qualified candidates for recruiting. The Company's most successful source of new employees is its employee referral program. This program encourages employees to recommend or refer qualified candidates for employment with the Company. In 1996, approximately 45.0% of new hires were the result of employee referrals. The Company believes its corporate culture and employee enfranchisement are significant factors in the success of this program. The Company also places advertisements in various newspapers and trade magazines and has utilized professional search firms to identify candidates for hire. The Company has implemented an automated system pursuant to which candidate resumes are scanned into electronic format and stored in a database. The Company's recruiters are able to search the database for candidate characteristics such as skills, experience and geographic area.

Training

The Company has established an extensive educational facility at its headquarters comprised of three training rooms that accommodate a total of 50 students. In July 1996, the Company created and internally staffed a manager of education services position to ensure the effective utilization of its training facilities. Both vendor training and Company designed and conducted evening school classes are provided to the Company's technical employees. Each technical employee attends approximately two weeks of training in new technology and professional skills annually. At the end of each year, the Company's technical services managers work with the manager of education services to develop training plans for each technical employee. The development of the training plans includes input from the Company's sales personnel, as well as its clients, to ensure the training has a high degree of relevance in the marketplace. Vendor training consists of classes developed and presented by software vendors. In 1995 and 1996, the Company offered at its in-house facility formal vendor training courses in topics such as Oracle7, database administration, Oracle Forms 4.5 programming, PowerBuilder application development, Delphi application development, object-oriented analysis and design, and client-server application development. The Company has also internally developed an evening school curriculum currently consisting of 29 courses. Representative courses include GUI design concept, Visual Basic programming, C++ programming, UNIX system administration, decision-making skills, and project management methods.

The Company has developed other educational programs designed to provide training to new employees at different career levels. For each of the four years through 1995, the Company has hired approximately 12 recent college graduates to attend an intensive ten-week associate technical employee training program. In 1996, the Company hired approximately 50 recent college graduates into four eight-week programs. The purpose of the program is to provide entry-level technical employees with technical and professional skills, and knowledge of the Company's business practices, methods, and philosophies. Experienced lateral recruits attend the Company's six-week "Boot Camp" training program. The Boot Camp curriculum contains the same technical content as the college graduate program, but omits the non-technical elements. The Company expects to complete at least five eight-week college graduate (approximately 75 hires) and two Boot Camp training programs in 1997. In addition, the Company also selects certain senior technical employees for its Advanced Business Experience Program. This program is designed to challenge these individuals through specialized training and participation in the Company's business processes. Finally, the Company provides tuition reimbursement for relevant educational pursuits at accredited colleges and universities.

Competition

The commercial professional services segment of the information technology industry includes a large number of participants and is highly competitive. The industry includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment manufacturers, such as IBM and Digital Equipment, "Big Six" consulting firms and general management consulting firms. The Company's competitors include international companies such as Andersen Consulting, Technology Solutions Corporation, Cap Gemini America, Computer Sciences Corporation's consulting division, Electronic Data Systems Corporation and Cambridge Technology Partners, Inc.

Many participants in the commercial professional services segment of the information technology industry have significantly greater financial, technical and marketing resources and have greater name recognition than the Company. In addition, this industry is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company also faces competition from organizations providing staff augmentation services to, and individuals who contract directly with, information systems departments of existing and potential clients. The Company believes that the principal competitive factors in the commercial professional services segment of the information technology industry include responsiveness to client needs, availability of technical personnel, speed of application software development, quality of service, price, project management capability and technical expertise.

The Company's current clients can generally be described as being located in the eastern United States. It has a growing client base in the midwestern United States, however, which it serves through the Chicago office. In addition, certain of the Company's clients are located in Europe. The Company believes that geographic location with respect to the performance of technical services has become a lesser competitive factor in the United States, although the existence of a sales office in a particular region can facilitate the sales and marketing process. The Company believes that having an international sales and operating presence is an important competitive factor in competing on an international basis. See "Business -- ISCG's Strategy."

The Company also believes that its ability to compete depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate qualified technical personnel, the ownership by competitors of software used by potential clients, the development of software that would reduce or eliminate the need for the Company's services, the price at which others offer comparable services and the extent of its competitors' responsiveness to customer needs.

Intellectual Property

The Company's business is not dependent on the ownership or exclusive use of any specific information technology. The Company holds no patents or registered copyrights. The Company's business does, however, include the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. Although the Company believes that its services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future or, if asserted, that the Company will be able to successfully defend against any such claim.

The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements to protect its and its clients' proprietary rights. The Company generally enters into confidentiality agreements with its clients and potential clients and limits access to, and distribution of, its clients' or software vendor partners' proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of the Company's, its clients' or vendor partners' proprietary information or that the Company will be able to detect unauthorized use or take appropriate steps to enforce its clients' and vendor partners' intellectual property rights. In addition, all of the Company's employees execute restrictive covenants upon joining the Company that require the employee to keep confidential all proprietary information pertaining to the assets or business of the Company and its clients and provide that during the term of employment, and for a certain time period thereafter, the employee may not be employed by, solicit, or provide consulting services for any past, current or potential clients of the Company.

Facilities

The Company's headquarters and principal administrative, sales and marketing, and application development operations are located in approximately 36,000 square feet of leased space in Wayne, Pennsylvania. This lease expires in 2000. The Company leases an additional 12,500 square feet of space in an office complex near its headquarters, in which is located part of ISCG's software development center. By July 1997, this space is expected to accommodate up to 65 technical employees.

The Company also leases 2,550 square feet of space in Princeton, New Jersey, where the Company conducts sales and marketing and recruiting activities and performs small client projects. This lease expires in 1998, but is subject to the Company's option to extend the term for three additional years.

Currently, the Company leases shared facilities in Chicago, Illinois pursuant to a short-term agreement.

The Company anticipates that additional space will be required as business expands and believes that it will be able to obtain suitable space as needed.

Litigation

In the opinion of management, there are no claims or actions against the Company the ultimate disposition of which will have a material adverse effect on the Company's financial condition or results of operations.

                                   Management

Executive Officers and Directors

The executive officers and directors of the Company are as follows:

Name                                                            Age      Position
----                                                            ---      --------
David S. Lipson ..........................................      53       Chairman of the Board of Directors, Chief
                                                                         Executive Officer, President and Treasurer
David D. Gathman..........................................      49       Executive Vice President, Finance and
                                                                         Administration, Chief Financial Officer,
                                                                         Secretary, Assistant Treasurer and Director
David F. Elderkin.........................................      43       Vice President of Technology and Assistant
                                                                         Secretary
Edward P. Kaiserian.......................................      44       Vice President and General Manager,
                                                                         Systems and Networks
Jay M. Rose...............................................      45       Vice President of Sales
Frank Baldino, Jr., Ph.D .................................      43       Director
Melvyn E. Bergstein ......................................      55       Director
Donald R. Caldwell........................................      50       Director
Mark J. DeNino............................................      43       Director
David Fehr................................................      61       Director
James L. Mann.............................................      62       Director
Donna J. Pedrick .........................................      47       Director
Michael D. Stern .........................................      48       Director
Edward S. J. Tomezsko, Ph.D ..............................      62       Director

The principal occupation and employment background of each of the executive officers and directors of the Company are set forth below.

David S. Lipson co-founded the Company and has been its Chairman, Chief Executive Officer, President and Treasurer since the Company's inception. Mr. Lipson has more than 29 years of industry experience in executive management, sales and marketing, and systems development. His previous employers include IBM, Control Data Corporation, Dun & Bradstreet Computer Services, SunGard Data Systems Inc ("SunGard") and Digital Equipment Corporation.

David D. Gathman has served as the Executive Vice President, Finance and Administration and Chief Financial Officer since January 1997. He served as the Chief Operating Officer, Vice President, Secretary and Assistant Treasurer of the Company since joining the Company in April 1994 and has served as a director of the Company since October 1990. From February 1987 to April 1994, Mr. Gathman was Vice President-Finance and Chief Financial Officer of SunGard and from December 1982 to February 1987, Mr. Gathman was controller of SunGard.

David F. Elderkin has served as a Vice President of the Company since June 1989. Mr. Elderkin has more than 20 years of experience in technology assessment, management of applications development and systems and network management. He has managed projects for aerospace, banking, healthcare, manufacturing, and pharmaceutical companies. Mr. Elderkin is responsible for maintaining the Company's focus on leading edge technologies.

Edward P. Kaiserian joined the Company in March 1991 and has served as an account executive from March 1991 through December 1992, a regional manager from January 1993 through December 1994 and as Vice President since January 1995. From February 1984 until March 1991, Mr. Kaiserian served in various capacities at Source Services Corporation, a personnel services firm specializing in the recruitment of software and engineering professionals for the computer industry and other high technology companies.

Jay M. Rose has served as Vice President of Sales since joining the Company in November 1995. Prior to such time, Mr. Rose held various positions with Shared Medical Systems, Incorporated, including Vice President of Product Development from 1992 to 1995, Vice President of Marketing from 1991 to 1992 and Vice President and General Manager of a wholly-owned subsidiary from 1987 to 1991.

Frank Baldino, Jr., Ph.D., a director since November 1995, founded and has served since 1987 as President, Chief Executive Officer and a director of Cephalon, Inc., an integrated specialty biopharmaceutical company that discovers, develops, and markets products to treat neurological disorders. Dr. Baldino also currently serves as an adjunct associate professor at Hahnemann University and Temple University School of Medicine. Dr. Baldino's previous positions include Senior Research Biologist in Neuroscience at E.I. DuPont de Nemours & Company, as well as several research and instructional positions at UMDNJ-Rutgers Medical School, A.I. DuPont Institute, and Temple University School of Medicine.

Melvyn E. Bergstein, a director since November 1995, co-founded and has been the Chief Executive Officer and Chairman of the Board of Directors of Diamond Technology Partners, Incorporated, a business and information technology consulting firm, since February 1994. Prior to such time, Mr. Bergstein served as President and Vice Chairman of Technology Solutions Company, a provider of consulting services to the information technology and software development industry, from September 1991 to September 1993 and as Senior Vice President of Computer Sciences Corporation from July 1989 to September 1991. Mr. Bergstein's prior positions included serving as a partner and managing director--technology at Andersen Consulting and on the Board of Directors of Arthur Andersen & Co. and Chairman of its consulting oversight committee.

Donald R. Caldwell, a director since July 1995, has been the President and Chief Operating Officer of Safeguard since February 1996. Mr. Caldwell was an Executive Vice President of Safeguard from December 1993 to February 1996. Prior to such time, Mr. Caldwell was the President of Valley Forge Capital Group, Ltd., a business mergers and acquisition advisory firm that he founded, from April 1991 to December 1993 and an executive officer of a predecessor company of Cambridge Technology Partners (Massachusetts), Inc., a provider of information technology consulting and software development, from December 1989 to March 1991. Mr. Caldwell's prior positions included serving as a partner in the national office of Arthur Young & Co. (a predecessor to Ernst & Young, LLP).

Mark J. DeNino, a director since July 1995, has been a General Partner and Managing Director of Technology Leaders II Management L.P. since November 1994. Prior to such time, Mr. DeNino was the President of Crossroads Capital, Inc., an investment banking firm, from September 1991 to October 1994. Mr. DeNino is a director of Aloette Cosmetics, Inc., CRW Financial, Inc. and Daleco Resources, Inc., as well as four privately-held companies.

David Fehr, a director since August 1996, was Corporate Senior Vice President of Dun & Bradstreet Corporation where he served as a Group Head from 1985 until retirement in March 1995. Prior to that, he was President of D&B Computing Services (previously National CSS) from 1981 to 1986.

James L. Mann, a director since November 1995, has been the Chairman, Chief Executive Officer and President of SunGard since 1987. Mr. Mann has previously served on the Boards of Directors of Goal Systems International, Inc., Digital Communications Associates, Inc., and Reality Technologies, Inc. Mr. Mann is a past

Chairman of the Information Technology Association of America. Mr. Mann is a director of SunGard and T-Netix, Inc.

Donna J. Pedrick, a director since April 1994, has been the Vice President of Human Resources of SunGard since February 1988. Ms. Pedrick is the past President of the Information Services Human Resource Association, a past member of the Penjerdel Employee Benefits Association membership committee and a member of the Penn State University Delaware County Campus Board of Advisors.

Michael D. Stern, a director since January 1995, is an attorney who maintains a private law practice. Mr. Stern is President of Innovative Software Solutions, Inc. From 1984 to January 1994, Mr. Stern served as the President of National Software Testing Laboratories, Inc., a company which he co-founded. Prior thereto, Mr. Stern co-founded PermaColor, a manufacturer of photographic preservation systems, and served as House Counsel for Presidential Airways Corporation.

Edward S. J. Tomezsko, Ph.D., a director since 1988, is a tenured associate professor of chemistry and has been the Campus Executive Officer of Penn State University's Delaware County Campus since 1986. Dr. Tomezsko serves on the board of Triple P Development Company.

Director Compensation

All nonemployee directors of the Company receive an annual base payment of $1,000, plus an additional $500 for each regular or special meeting of the board they attend. Directors are not additionally compensated for service on board committees. Directors who are also employees of the Company are not compensated for their services as directors. Each nonemployee director automatically is granted an option covering 10,000 shares of Common Stock upon his or her initial election to the Board of Directors, and thereafter automatically is granted an option covering an additional 2,000 shares of Common Stock every second year thereafter following his or her reelection to the Board of Directors.

Committees

The Audit Committee of the Board of Directors consists of Messrs. Baldino, Stern and Tomezsko. The Executive Committee consists of Messrs. Caldwell, Lipson and Mann. The Nominating Committee consists of Messrs. DeNino, Gathman and Lipson.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Bergstein and Lipson (who serves on an ex-officio basis) and Ms. Pedrick.

Mr. Bergstein is the Chairman and Chief Executive Officer of Diamond Technology Partners Incorporated ("DTP"). During 1996, DTP purchased approximately $80,000 in services from the Company. The Company expects DTP will purchase at least $60,000 in services in 1997.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid or accrued for each of the last three years with respect to the Company's chief executive officer and its other four most highly compensated executive officers at December 31, 1996 (collectively, the "Named Officers"):

                                 --------------------------------------------------------------------------------
                                                                              Long Term
                                                                            Compensation
                                                                            ------------
                                            Annual Compensation (1)          Securities
                                            -----------------------          Underlying         All Other
Name and Principal Position      Year         Salary        Bonus             Options          Compensation
                                 ----         ------        -----             -------          ------------
David S. Lipson..........        1996      $200,000        $79,650              --           $147,927(2)
 Chairman, Chief Executive       1995       200,000         75,000              --            120,541(2)
 Officer, President and          1994       100,000        150,000              --             68,337(2)
 Treasurer
David D. Gathman                 1996       100,000         76,860              --              1,974(3)
 Executive Vice President,       1995       100,000         46,471          137,400             1,411(3)
 Finance and Administration      1994        75,000(5)      27,544              --                930(3)
 and Chief Financial Officer,
 Secretary and Assistant
 Treasurer
David F. Elderkin........        1996        60,000         66,240              --              2,130(4)
 Vice President and              1995        60,000         47,704           18,750             1,597(4)
 Assistant Secretary             1994        60,000         41,585            6,000             1,468(4)

Edward P. Kaiserian              1996       100,000        114,205              --              1,500(3)
 Vice President                  1995        75,000        108,734            9,000             1,500(3)
                                 1994        75,000         78,689            1,500             1,282(3)

Jay M. Rose..............        1996       100,000        183,904              --              1,597(3)
 Vice President                  1995         4,964(6)      14,167           41,250                --
                                 1994         --              --                 --             --

-----------

(1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Officers, which are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits, securities or property received by the Named Officers which do not exceed the lesser of $50,000 or 10% of the aggregate of any such Named Officer's salary and bonus in the year in which the same were received.
(2)  Includes $143,314, $115,783, and $63,079 respectively, for 1996, 1995 and
     1994 for life insurance premiums paid on behalf of David S. Lipson. In the event of David S. Lipson's death the Company will receive proceeds to the extent of premiums paid. The amounts also include Company contributions under the Company's 401(k) plan of $1,833, $1,500 and $2,000 in 1996, 1995 and 1994, respectively and $2,780, $3,258 and $3,258 in disability insurance premiums for 1996, 1995, and 1994 respectively.
(3)  Represents a contribution under the Company's 401(k) plan.
(4) Includes Company contribution under the Company's 401(k) plan of $1,440, $964 and $835 in 1996, 1995, and 1994, respectively and $690, $633 and $633 in disability insurance premiums in 1996, 1995, and 1994 respectively.
(5)  Mr. Gathman joined the Company on April 1, 1994.
(6)  Mr. Rose joined the Company on November 25, 1995.

Employment Agreements

Each of the Named Officers has an employment agreement with the Company. Mr. Lipson's employment agreement provides for his employment through December 31, 2000 at a specified annual salary and an annual bonus based upon the achievement of certain revenues and income goals, as set annually by the Board of Directors. Each of Messrs. Gathman's, Kaiserian's, Elderkins' and Rose's employment agreement provides for his employment for an indefinite period at a specified salary, subject to the right of either party to terminate upon thirty day's prior written notice. In addition, each such employment agreement provides for an annual bonus based upon the achievement of goals (such as revenues and income) as set annually by the Board of Directors and also contains other terms customarily found in executive officer employment agreements, including provisions relating to reimbursement of certain business expenses, participation in employee benefit plans generally available to the other executive officers of the Company, severance, confidentiality and noncompetition. See "Business -- Human Resources."

1989 Incentive Stock Option Plan

The Company's Amended and Restated 1989 Incentive Stock Option Plan (the "Stock Option Plan") was adopted in 1989 and provides for the grant to any employee or director of the Company of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Options to purchase an aggregate of 1,250,000 shares of Common Stock were eligible to be granted under the Stock Option Plan. As of December 31, 1996, the Company had granted options to purchase 710,246 shares of Common Stock (net of expired options) at a weighted average exercise price of $2.33 per share. The Company's Board of Directors has approved an amendment to the Stock Option Plan to increase by 400,000 the number of shares reserved for grant under the plan, subject to approval by the Company's shareholders at its 1997 annual meeting of shareholders.

The Compensation Committee of the Board of Directors has the power to select the individuals to whom options shall be granted under the Stock Option Plan and to determine the terms of each grant, including the number of shares of Common Stock subject to the option, the exercise price (which shall not be less than the fair market value of a share of Common Stock on the date of grant) and the term of the option. Options granted prior to July 25, 1996 generally vest in 20% annual increments beginning on the second anniversary date of the date of grant. Those granted after July 25, 1996 generally vest in 20% annual increments beginning on the first anniversary of the date of grant. No option may be exercisable after the expiration of 10 years from the date of grant. Options granted under the Stock Option Plan are not transferrable other than by will or the laws of descent and distribution, or by operation of law in the event of legal disability.

The Board of Directors may amend or revise the terms of the Stock Option Plan in any respect whatsoever, provided, however, that certain amendments of the Plan are subject to stockholder approval. Unless terminated sooner, the Stock Option Plan will terminate in July 1999.

Stock Option Grants

None of the Named Officers were granted stock options in 1996.

Aggregated Option Exercises and Last Fiscal Year-End Option Values

The following table sets forth information concerning options exercised during 1996 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of December 31, 1996. This table is presented solely for purposes of complying with the Commission rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.


                       ------------------------------------------------------------------------------------------------------------
                                                                   Number of Securities
                                                                  Underlying Unexercised             Value of Unexercised In-The-
                                                                        Options at                         Money Options at
                                                                    December 31, 1996                     December 31, 1996
                                                            ----------------------------------   ----------------------------------
                       Shares Acquired
Name                    on Exercise          Value Realized    Exercisable     Unexercisable          Exercisable     Unexercisable
----                   ---------------       --------------    -----------     -------------          -----------     -------------
David D. Gathman                21,900          $111,294           47,568            73,932            $581,757           $878,948
David F. Elderkin               15,600           267,642           37,800            45,150             503,255            554,111
Edward P. Kaiserian              3,600            51,757               --            16,200                  --            198,494
Jay M. Rose                      3,000            31,260           23,250            15,000             242,265            156,300
                                 -----         ---------           ------            ------          ----------         ----------
   Total                        44,100          $461,953          108,618           150,282          $1,327,277         $1,787,853

                 Certain Relationships and Related Transactions


DLB Systems, Inc. ("DLB") purchased approximately $2.9 million in services from the Company in 1996 and the Company expects that DLB will purchase in excess of $60,000 in 1997. At December 31, 1996, the Company had outstanding accounts receivable from DLB of approximately $572,000 in the aggregate and a note receivable (representing converted accounts receivable) from DLB under which the outstanding principal amount was $50,000. The note is unsecured, matures on September 30, 1997 and bears interest at the rate of 7% per annum. As of the date of this Prospectus, Safeguard held approximately 81.0% of the voting rights of DLB. Donald R. Caldwell, a director of the Company, is also a director of DLB.

Premier Solutions, Ltd. ("Premier") purchased approximately $114,000 in services from the Company in 1996. As of the date of this Prospectus, Safeguard held approximately 85.0% of the outstanding voting stock of Premier.

                       Principal and Selling Shareholders

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each Named Officer, and (iv) by all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                              -----------------------------------------------------------------------------------------------
                                                                      Number of Shares
                                      Beneficial Ownership            to be Sold in the         Beneficial Ownership
                                      Prior to the Offering(1)           Offering               After the Offering(1)
                                      ------------------------        -----------------         ---------------------
Name and Address                Number of Shares        Percentage                        Number of Shares        Percentage
----------------                ----------------        ----------                        ----------------        ----------
David S. Lipson(2)                    2,993,932              38.1%           501,045           2,492,887             31.1%
  575 East Swedesford Road
  Suite 200
  Wayne, PA  19087
Technology Leaders II(3)              1,209,955              15.1          1,209,955                  --                --
  800 The Safeguard Building
  435 Devon Park Drive
  Wayne, PA  19087
Safeguard Scientifics, Inc.(4)          756,025               9.4                 --             756,025              9.2
  800 The Safeguard Building
  435 Devon Park Drive
  Wayne, PA  19087
Warrant and Stock Trust(5)              370,137               4.5                 --             370,137              4.4
  1133 Rose Glen
  Gladwyne, PA  19035
David F. Elderkin(6)                   115,100                1.5             39,000              76,100               *
David D. Gathman(7)                     89,876                1.1                 --              89,876               *
Jay M. Rose(8)                          31,250                 *                  --              31,250               *
Edward P. Kaiserian(9)                  20,600                 *                  --              20,600               *
Frank Baldino, Jr., Ph.D.                5,000                 *                  --               5,000               *
Melvyn E. Bergstein                     10,434                 *                  --              10,434               *
Donald R. Caldwell(10)                  20,040                 *                  --              20,040               *
Mark J. DeNino(11)                       1,080                 *                  --               1,080               *
David Fehr                                  --                 *                  --                  --               *
James L. Mann                            8,000                 *                  --               8,000               *
Donna J. Pedrick(12)                     1,650                 *                  --               1,650               *
Michael D. Stern(13)                   379,906                4.6                 --             379,906              4.5
Edward S.J. Tomezsko, Ph.D.(14)         15,050                 *                  --              15,050               *
All executive officers and directors 3,691,918               44.2            540,045(16)       3,151,873             37.0
  as a group (14 persons)(15)

--------
*    Less than 1% of the outstanding Common Stock

(1) Solely for the purpose of the percentage ownership calculation for each beneficial owner depicted herein, the number of shares of Common Stock deemed outstanding prior to the Offering (i) assumes there are

     7,856,673 shares of Common Stock outstanding as of the date of this Prospectus and (ii) includes additional shares issuable pursuant to options or warrants held by such owner that may be exercised within 60 days after the date of this Prospectus ("presently exercisable options"), as set forth below. Solely for the purpose of the percentage ownership calculation for each beneficial owner depicted herein, the number of shares of Common Stock deemed outstanding after the Offering (i) assumes 8,026,604 shares of Common Stock will be outstanding upon the successful completion of the Offering, and (ii) includes additional shares issuable pursuant to presently exercisable options held by such owner. Solely for the purpose of the percentage beneficial ownership calculation for all executive officers and directors as a group, the aggregate number of shares underlying all presently exercisable options held by such persons is added to the total number of shares issued and outstanding.

(2) Excludes 30,276 shares of Common Stock outstanding and 339,861 shares of Common Stock issuable pursuant to a warrant, which outstanding shares and warrant were transferred by Mr. Lipson to the Warrant and Stock Trust. See footnotes (5) and (13). Mr. Lipson disclaims beneficial ownership of such securities.

(3) Includes 169,931 shares of Common Stock issuable pursuant to a warrant. Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are venture capital funds that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are referred to in this Prospectus as "Technology Leaders II." Of the 1,040,024 shares outstanding and 169,931 shares (the "Derivative Shares") obtainable upon the exercise of the warrant owned by Technology Leaders II, 579,605 shares and 94,703 Derivative Shares are owned by Technology Leaders II L.P. and 460,419 shares and 75,228 Derivative Shares are owned by Technology Leaders II Offshore C.V. Technology Leaders II Management L.P. ("TLM"), the sole general partner of Technology Leaders II L.P. and the co-general partner of Technology Leaders II Offshore C.V., exercises through its executive committee sole investment and voting power with respect to the shares owned by those entities.

(4) Includes 169,931 shares of Common Stock issuable pursuant to a warrant. Shares are held of record by Safeguard Scientifics (Delaware), Inc., a wholly-owned subsidiary of Safeguard. Does not include shares beneficially owned by Technology Leaders II, in which Safeguard has a beneficial interest.

(5) Consists of 30,276 shares of Common Stock outstanding and 339,861 shares of Common Stock issuable pursuant to a warrant. See footnotes (2) and (13).

(6) Includes 55,500 shares of Common Stock issuable pursuant to presently exercisable options.

(7) Includes 62,976 shares of Common Stock issuable pursuant to presently exercisable options.

(8) Includes 23,250 shares of Common Stock issuable pursuant to presently exercisable options.

(9) Includes 4,800 shares of Common Stock issuable pursuant to presently exercisable options.

(10) Does not include 756,025 shares beneficially owned by Safeguard. Mr. Caldwell serves as President and Chief Operating Officer of Safeguard. See "Management -- Executive Officers and Directors." Mr. Caldwell disclaims beneficial ownership of such shares.

(11) Does not include 1,209,955 beneficially owned by Technology Leaders II. Mr. DeNino disclaims beneficial ownership of such shares. Mr. DeNino is a General Partner and Managing Director of TLM and is a member of TLM's eleven-person executive committee. See "Management -- Executive Officers and Directors."

(12) Includes 150 shares of Common Stock issuable pursuant to presently exercisable options.

(13) Includes 30,276 shares of Common Stock and 339,861 shares of Common Stock issuable pursuant to a warrant held by the Warrant and Stock Trust, of which Mr. Stern is the sole trustee. Also includes 150 shares of Common Stock issuable pursuant to presently exercisable options.

(14) Includes 7,050 shares of Common Stock issuable pursuant to presently exercisable options.

(15) Includes, in the aggregate, 153,876 shares of Common Stock issuable pursuant to presently exercisable options and 339,861 shares of Common Stock issuable pursuant to a warrant.

(16) Consists of 501,045 shares of Common Stock being sold by Mr. Lipson and 39,000 shares of Common Stock being sold by Mr. Elderkin.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.005 per share, and 500,000 shares of Preferred Stock, par value $1.00 per share.

Common Stock

As of December 31, 1996, there were 7,856,673 shares of Common Stock outstanding and held of record by approximately 547 stockholders. After giving effect to the issuance of the 169,931 shares of Common Stock issued by the Company upon exercise of the Warrants, there will be 8,026,604 shares of Common Stock outstanding.

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast and, except as otherwise required by law, all other matters are determined by a majority of the votes cast. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares (i) to be issued to the Selling Shareholders upon exercise of their warrants and offered by them in the Offering and (ii) offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "--Preferred Stock."

Preferred Stock

The Company, by resolution of the Board of Directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 500,000 shares of Preferred Stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights and terms, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. As of the date of this Prospectus, there are no shares of Preferred Stock outstanding, and the Company has no plans to issue any shares of Preferred Stock.

Pennsylvania Business Corporation Law

The Pennsylvania Business Corporation Law of 1988 (the "BCL") expressly permits directors of a corporation to consider the interests of constituencies other than stockholders, such as employees, suppliers, customers and the community, in discharging their duties. Further, the BCL, as amended in 1990, expressly provides that directors do not violate their fiduciary duty solely by relying on stockholders' rights plans or other antitakeover provisions of the BCL.

The effect of these provisions may be to deter hostile takeovers at a price higher than the prevailing market price for the Common Stock. In some circumstances, certain stockholders may consider these antitakeover provisions to have a disadvantageous effect. Tender offers or other non-open market acquisitions of shares are frequently made at prices above the prevailing market price of a company's shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the Common Stock to reach levels that are higher than would otherwise be the case. These antitakeover provisions may discourage any or all of such acquisitions, particularly those of less than all of the Common Stock, and may thereby prevent certain holders of Common Stock from having an opportunity to sell their shares at a temporarily higher market price.


Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, L.L.C., 85 Challenger Road, Overpeck Centre, Ridgefield Park, NJ 07660.

                         Shares Eligible for Future Sale

Upon completion of the Offering, the Company will have 8,026,604 (8,157,854 if the Underwriter's over-allotment option is exercised in full) shares of Common Stock outstanding, excluding 1,220,038 shares of Common Stock subject to stock options and warrants outstanding as of December 31, 1996 and any stock options or warrants granted by the Company after December 31, 1996. Of these shares, the Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Act. An additional 2,875,000 shares, which were sold in the Company's initial public offering in May 1996, are currently freely tradeable, except to the extent such shares were purchased by affiliates of the Company, in which case they are subject to Rule 144. In addition, all shares that may be issued upon exercise of options granted under the Company's 1989 Incentive Stock Option Plan will be freely tradeable without restriction, except that any such shares issued to affiliates of the Company will be subject to Rule 144. The remaining 3,401,604 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are"restricted securities" as defined in Rule 144 under the Act ("Rule 144") and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144. See "Risk Factors -- Shares Eligible for Future Sale."

In general, under Rule 144 as currently in effect, if three years have elapsed since the date of acquisition of restricted securities from the Company or an affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Without considering the contractual restrictions described below, the Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions apply to any shares of Common Stock purchased in the Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder. See "Risk Factors -- Shares Eligible for Future Sale."

Rule 144A under the Act provides a nonexclusive safe harbor exemption from the registration requirements of the Act of specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of issuers that are not affiliated with the entity.

Options and Warrants

As of December 31, 1996, there were outstanding (i) options to purchase an aggregate of 710,246 shares of Common Stock (of which 152,914 were exercisable at December 31, 1996) and (ii) exercisable warrants to purchase an aggregate of 679,723 shares of Common Stock (which include the 169,931 Warrant Shares offered for sale by the Selling Shareholders pursuant to this Prospectus). An aggregate of 362,287 additional shares are available for issuance pursuant to future grants under the Stock Option Plan. See "Management -- Stock Option Plan."

Lock-Up Agreements

The Company and certain shareholders or beneficial owners (including Mr. Lipson, all the Company's other directors and officers, Safeguard and Warren V. Musser, Chairman and Chief Executive Officer of Safeguard) have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until 120 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc.

Registration Rights

In connection with the 1995 Purchase, the Company granted certain registration rights to Mr. Lipson, Safeguard and Technology Leaders II. In particular, under certain circumstances and subject to certain limitations, Safeguard and Technology Leaders II can require the Company to register under the Act (i) a minimum of 30.0% of the aggregate number of shares of Common Stock acquired by them in the 1995 Purchase and any shares of Common Stock obtainable upon exercise of their warrants, provided that the Company is not obligated to effect more than one such registration during any twelve month period and two such registrations in the aggregate, and (ii) on Form S-3 such number of shares of Common Stock having a market value of at least $500,000, provided that the Company is not required to effect more than two such registrations during any twelve-month period or three such registrations in the aggregate. Mr. Lipson, Safeguard, Technology Leaders II and the Warrant and Stock Trust (as transferee of a warrant exercisable for 339,861 shares of Common Stock) were also granted certain "piggy-back" registration rights whereby on three occasions ending on the tenth anniversary of the date of this Prospectus, under certain circumstances and subject to certain conditions, they may include shares of Common Stock in any registration of shares of Common Stock under the Act on a form which permits registration of secondary shares.

                                  Underwriting

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for which J.P. Morgan Securities Inc. and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below:

                                                                     Number of
Underwriters                                                          Shares
------------                                                          ------

J.P. Morgan Securities Inc.........................................
Robert W. Baird & Co. Incorporated.................................
                                                                     ---------
          Total....................................................  1,750,000
                                                                     =========

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer such shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
shares of Common Stock are released for sale to the public, the offering price and such concession may be changed.

David S. Lipson and the Warrant and Stock Trust have each granted to the Underwriters an option, expiring at the close on the 30th day after the date of this Prospectus, to purchase up to 131,250 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriters may exercise such options solely for the purpose of covering over-allotments, if any. To the extent that the Underwriters exercise such options, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by t his Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (i) such market makers' net daily purchases of the Common Stock may not exceed 30.0% of their average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (ii) such market makers may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (iii) bids by passive market makers must be identified as such.

The company and certain of its shareholders (including Mr. Lipson, all the Company's other directors and officers, Safeguard and Warren V. Musser, Chairman and Chief Executive Officer of Safeguard) have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 120 days after the date hereof, without the prior written consent of J.P. Morgan Securities Inc.

                                  Legal Matters

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Saul, Ewing, Remick & Saul, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

Forward Looking Statements

A number of the matters and subject areas discussed in this Prospectus are not matters of historical or current fact, but deal with potential future circumstances and developments and, therefore, are forward looking statements. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and the Company's actual future experience involving any one or more of such matters and subject areas may differ materially from such discussions. All discussions contained herein that deal with potential future circumstances and developments are subject generally to the risks and uncertainties described under "Risk Factors."

                                     Experts

The consolidated financial statements and schedule of Integrated Systems Consulting Group, Inc. as of December 31, 1995 and December 31, 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             Additional Information

The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1996

                                                                                   Page
                                                                                   ----
Independent Auditors' Report ...................................................... F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996....................... F-3

Consolidated Statements for the years ended December 31, 1994, 1995, and
1996:

  Statements of Operations......................................................... F-4

  Statements of Stockholders' Equity............................................... F-5

  Statements of Cash Flows......................................................... F-6

Notes to Consolidated Financial Statements ........................................ F-7


                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Integrated Systems Consulting Group, Inc.:

We have audited the accompanying consolidated balance sheets of Integrated Systems Consulting Group, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Systems Consulting Group, Inc. and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





                                                              KPMG Peat
                                                              Marwick LLP


Philadelphia, Pennsylvania
January 23, 1997

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                         CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                            ----------------------
                                                                                  December 31
                                                                                  1995        1996
                                                                             ---------   ---------
Assets
Current assets:
     Cash and cash equivalents  ..........................................    $2,479      $ 8,730
     Short-term investments, at cost, which approximates market  .........        --        2,537
     Accounts receivable:
          Trade, net of reserves of $200 and $196  .......................     3,139        5,643
          Unbilled  ......................................................       133          144
     Prepaid expenses  ...................................................       204          562
     Other current assets  ...............................................       112          196
                                                                             ---------   ---------
Total current assets  ....................................................     6,067       17,812
Property and equipment, net  .............................................     1,412        2,935
Other assets  ............................................................       107           97
                                                                             ---------   ---------
                                                                              $7,586      $20,844
                                                                             =========   =========
Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable and accrued expenses  ..............................    $  994      $ 1,590
     Accrued compensation payable  .......................................       746        1,104
     Income taxes payable  ...............................................       400           27
     Deferred income taxes  ..............................................       600          363
                                                                             ---------   ---------
Total current liabilities  ...............................................     2,740        3,084
                                                                             ---------   ---------
Commitments (note 10)
Stockholders' equity:
     Preferred stock, $1.00 par value; 500,000 shares authorized; none
        issued ...........................................................        --           --
     Common stock, $.005 par value, 25,000,000 shares authorized,
        7,017,541 and 9,227,513 shares issued in 1995 and 1996,
        respectively .....................................................        35           46
     Additional paid-in capital  .........................................     2,711       12,612
     Retained earnings  ..................................................     2,772        5,776
                                                                             ---------   ---------
                                                                               5,518       18,434
     Treasury stock, at cost, 1,411,860 and 1,370,840 common shares in
        1995 and 1996, respectively ......................................      (672)        (674)
                                                                             ---------   ---------
                                                                               4,846       17,760
                                                                             ---------   ---------
                                                                              $7,586      $20,844
                                                                             =========   =========


          See accompanying notes to consolidated financial statements.

                    INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                        -----------------------------------
                                                             Years ended December 31,
                                                              1994        1995         1996
                                                        ----------   ---------    ---------
Revenues  ...........................................    $13,543      $21,024     $30,607
Operating expenses:
     Direct costs  ..................................      8,111       12,559      17,497
     Selling expenses  ..............................        808        1,044       1,822
     General and administrative expenses  ...........      2,451        4,143       6,372
                                                        ----------   ---------    ---------
Total operating expenses  ...........................     11,370       17,746      25,691
                                                        ----------   ---------    ---------
Income from operations  .............................      2,173        3,278       4,916
                                                        ----------   ---------    ---------
Interest income  ....................................         24           80         359
Interest expense  ...................................       (109)        (113)         (5)
                                                        ----------   ---------    ---------
Income before income taxes  .........................      2,088        3,245       5,270
Provision for income taxes  .........................        880        1,395       2,266
                                                        ----------   ---------    ---------
Net income  .........................................    $ 1,208      $ 1,850     $ 3,004
                                                        ==========   =========    =========
Net income per common share:
     Primary  .......................................    $   .17      $   .31     $   .38
                                                        ==========   =========    =========
     Fully diluted  .................................    $   .17      $   .31     $   .37
                                                        ==========   =========    =========
Shares used in computing net income per common
   share:
     Primary  .......................................      7,145        6,002       7,958
                                                        ==========   =========    =========
     Fully diluted  .................................      7,145        6,002       8,051
                                                        ==========   =========    =========


See accompanying notes to consolidated financial statements.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.
                Consolidated Statements of Stockholders Equity
                   (in thousands, except number of shares)
                Years ended December 31, 1994, 1995, and 1996


                                              Common Stock          Additional                       Treasury Stock
                                       -------------------------      Paid-in      Retained    --------------------------
                                           Shares        Amount       Capital      Earnings        Shares        Amount     Total
                                        -------------   --------    ------------   ----------   -------------   --------- ---------
Balances, January 1, 1994  ..........     9,104,161       $ 45        $     8       $ 1,348              --       $  --    $ 1,401
Distribution to stockholders  .......            --         --             --          (192)             --          --       (192)
Stock redemption transaction  .......    (3,103,020)       (15)            (8)       (1,442)     (1,396,980)       (660)    (2,125)
Purchase of treasury stock, at cost              --         --             --            --          (9,900)         (4)        (4)
Exercise of stock options  ..........        14,610         --              3            --              --          --          3
Net income  .........................            --         --             --         1,208              --          --      1,208
                                        -------------   --------    ------------   ----------   -------------   ---------  --------

Balances, December 31, 1994  ........     6,015,751         30              3           922      (1,406,880)       (664)       291
Purchase of treasury stock, at cost              --         --             --            --          (4,980)         (8)        (8)
Exercise of stock options  ..........        48,435         --             15            --              --          --         15
Issuance of common stock and
  warrants ..........................       953,355          5          2,693            --              --          --      2,698
Net income  .........................            --         --             --         1,850              --          --      1,850
                                        -------------   --------    ------------   ----------   -------------   --------- --------

Balances, December 31, 1995  ........     7,017,541         35          2,711         2,772      (1,411,860)       (672)     4,846
Purchase of treasury stock, at cost              --         --             --            --          (7,800)        (26)       (26)
Exercise of stock options  ..........        34,972         --             43            --          48,820          24         67
Issuance of common stock  ...........     2,175,000         11          9,858            --              --          --      9,869
Net income  .........................            --         --             --         3,004              --          --      3,004
                                        -------------   --------    ------------   ----------   -------------   --------- --------
Balances, December 31, 1996  ........     9,227,513       $ 46        $12,612       $ 5,776      (1,370,840)      $(674)   $17,760
                                        =============   ========    ============   ==========   =============   ========= ========

         See accompanying notes to consolidated financial statements.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)

                                                         -----------------------------------
                                                              Years Ended December 31,
                                                              1994        1995          1996
                                                         ---------   ---------    ----------
Cash flows from operating activities:
     Net income  .....................................    $ 1,208     $ 1,850     $  3,004
     Adjustments to reconcile net income to net cash
        provided by operating activities:
          Depreciation and amortization  .............        156         312          725
          Deferred income tax benefit  ...............        301        (297)        (237)
          Changes in assets and liabilities:
               Accounts receivable  ..................     (1,094)       (708)      (2,609)
               Prepaid expenses  .....................        (23)        (23)        (358)
               Other assets  .........................        (31)          3           20
               Accounts payable and accrued expenses          193         507          596
               Accrued compensation payable  .........        231         500          358
               Deferred revenue  .....................       (159)         --           --
               Income taxes payable  .................       (126)        179         (373)
                                                         ---------   ---------    ----------
Net cash provided by operating activities  ...........        656       2,323        1,126
                                                         ---------   ---------    ----------
Cash flows from investing activities:
     Purchases of property and equipment  ............       (228)     (1,243)      (2,248)
     Purchase of short-term investments  .............         --          --      (15,942)
     Maturity and sale of short-term investments  ....         --          --       13,405
                                                         ---------   ---------    ----------
Net cash used in investing activities  ...............       (228)     (1,243)      (4,785)
                                                         ---------   ---------    ----------
Cash flows from financing activities:
     Repayment of note payable to stockholder  .......        (25)     (1,350)          --
     Proceeds from bank debt  ........................      1,500          --           --
     Repayments on bank debt  ........................       (797)       (703)          --
     Purchase of treasury stock, net  ................       (780)         (8)          (2)
     Proceeds from issuance of common stock  .........          3       2,714        9,912
     Distribution to shareholders  ...................       (192)         --           --
                                                         ---------   ---------    ----------
Net cash (used in) provided by financing activities  .       (291)        653        9,910
                                                         ---------   ---------    ----------
Net increase in cash and cash equivalents  ...........        131       1,722        6,251
Cash and cash equivalents, beginning of year  ........        626         757        2,479
                                                         ---------   ---------    ----------
Cash and cash equivalents, end of year  ..............    $   757     $ 2,479     $  8,730
                                                         =========   =========    ==========
Supplemental disclosure of cash flow information:
     Interest paid  ..................................    $   109     $   118     $      5
     Income taxes paid  ..............................    $   704     $ 1,514     $  2,879
Noncash investing and financing transactions:
     Equipment acquired under capital lease  .........    $    36     $    --     $     --
     Issuance of debt to acquire treasury stock  .....    $ 1,350     $    --     $     --
     Conversion of accounts receivable to note
        receivable ...................................    $    --     $   100     $     94


         See accompanying notes to consolidated financial statements.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                  Notes to consolidated financial statements

                              DECEMBER 31, 1996

(1) NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Integrated Systems Consulting Group, Inc. (ISCG or the Company) through its wholly-owned operating subsidiary provides consulting services that address its clients' information processing needs, including client-server architecture, graphical user interface applications, local and distributed relational databases, and cross platform applications integration. The Company operates in one business segment delivering its services in two broad areas, software applications development and systems and network management. The Company's applications development activities accounted for approximately 78% and 79% of its revenues in 1995 and 1996, respectively.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include U.S. Government securities, commercial paper, and money market accounts with an original maturity of three months or less.

INVESTMENTS

The Company has classified it's marketable debt securities as held-to-maturity. Securities classified as held-to-maturity are reported at amortized cost. Realized gains and losses and declines in value of securities judged to be other-than-temporary are included in income. Interest and dividends on all securities are included in interest income.

Since held-to-maturity securities are short-term in nature, changes in market interest rates would not have a significant impact on fair value of these securities. These securities are carried at amortized cost which approximate fair value.

Investments with maturities between three and twelve months are considered short-term investments. Short-term investments consists of commercial paper and United States Government debt securities.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturities of these instruments.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost net of depreciation. Expenditures for improvements which significantly extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment acquired under capital leases are stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets as follows:

Computers and software (commercially available packages)                3 years
Furniture, fixtures and equipment                                  3 to 8 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

REVENUE RECOGNITION

Revenues under time and material contracts are recognized in the period in which services are provided.

Revenues under fixed price contracts are recognized under the percentage-of-completion method. Under this method, revenues are recognized based upon costs incurred as a percentage of estimated total costs of individual contracts. Anticipated losses are recognized when they become known. Revisions in estimated profits are made in the month in which the circumstances requiring the revision become known.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(2) Summary of Significant Accounting Policies  - (Continued)

INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109) which requires the use of the asset and liability approach for financial accounting and reporting of deferred income taxes.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation.

NET INCOME PER SHARE

Net income per share is computed using the weighted average number of shares of common and common equivalent shares (stock options and warrants) outstanding less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock during the quarters and year for primary and fully diluted net income per common share, respectively. As required by a Staff Accounting Bulletin issued by the Securities and Exchange Commission, common and common equivalent shares issued by the Company during the twelve-month period preceding the initial public offering ("IPO"), discussed in Note 8, have been included in the calculation as if they were outstanding for all periods prior to the IPO (using the treasury stock method and assuming an IPO price of $5.00 per share).

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates made in the preparation of the accompanying financial statements include the percentage of completion of fixed price contracts and the amount of reserves established for uncollectible amounts included in accounts receivable.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, (SFAS 121) was adopted by the Company in January 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's adoption of SFAS 121 did not have a material impact on its results of operations or financial position.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) was adopted by the Company in January 1996 and the Company elected to continue to use the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) with pro forma disclosures of net income and net income per share as if the fair value method had been applied, discussed in
Note 9.

(3) CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS

The Company derives a significant portion of its revenues from companies in the pharmaceutical industry. In particular, the Company's revenues are highly dependent on research and development expenditures by the pharmaceutical industry. Further, the Company's business could be impacted by changes in government regulations applicable to the drug development process. Revenues derived from clients in the pharmaceutical industry were approximately 61%, 64% and 59% of total revenues in the years ending December 31, 1994, 1995, and 1996, respectively. At December 31, 1996, $3,120,000 or 52% of trade and unbilled receivables are due from companies in the pharmaceutical industry.

The following table summarizes the percentage of revenues from the Company's significant clients (listing those clients that exceed 10% in the applicable year):

                         -----------------------------------------------------
                                        Year Ended December 31,
Client                       1994                   1995                  1996
 ----------              --------               --------              --------
A  ..................         *                   13%                   10%
B  ..................       17%                   11%                     *

* Less than 10%

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(3) Concentration of Credit Risk and Major Clients  - (Continued)

The Company generally extends 30-day credit terms to, and requires no collateral from, its clients. The Company performs an initial credit evaluation and, on an ongoing basis, monitors the payment patterns and balances of its clients' accounts. The Company maintains an allowance for uncollectible amounts based on past experience.

There were no significant revenues derived from foreign operations during the periods covered by the accompanying financial statements.

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                      ------------------------
                                                            December 31,
                                                           1995           1996
                                                      ---------      ---------
                                                           (in thousands)
Software (commercially available packages)  .....      $  191        $   450
Computers and office equipment  .................       1,425          2,542
Leasehold improvements  .........................          38            378
Furniture and fixtures  .........................         479            995
                                                      ---------      ---------
                                                        2,133          4,365
Less: Accumulated depreciation and amortization          (721)        (1,430)
                                                      ---------      ---------
                                                       $1,412        $ 2,935
                                                      =========      =========

(5) LINE OF CREDIT

The Company maintains a bank line of credit which provides for maximum borrowings of $1,000,000, with interest on outstanding borrowings at the bank's national commercial rate, which was 8.25% at December 31, 1996. The agreement requires the Company to maintain a compensating balance of $50,000, meet certain financial covenants, prohibits the payment of dividends, and matures in June 1997 if not extended. The highest borrowings outstanding under this line were $0, $375,000, and $200,000 during 1994, 1995, and 1996, respectively. There were no amounts outstanding at December 31, 1996.

(6) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred tax liabilities are as follows:

                                                        ----------------------
                                                              December 31,
                                                           1995           1996
                                                        -------        -------
                                                           (in thousands)
Modified cash vs. accrual method of accounting           $659           $491
Allowance for doubtful accounts  ...............          (81)           (79)
Other  .........................................           22            (49)
                                                        -------        -------
Net deferred tax liabilities  ..................         $600           $363
                                                        =======        =======

Significant components of the provision for income taxes are as follows:


                          ----------------------------------------------------
                                         Year Ended December 31,
                             1994                 1995                   1996
                          -------             ---------              ---------
                                            (in thousands)
Current:
   Federal ............    $422                $1,298                 $1,954
   State ..............     157                   394                    549
                          -------             ---------              ---------
                            579                 1,692                  2,503
                          -------             ---------              ---------
Deferred:
   Federal . ..........     210                  (192)                  (169)
   State ..............      91                  (105)                   (68)
                          -------             ---------              ---------
                            301                  (297)                  (237)
                          -------             ---------              ---------
                           $880                $1,395                 $2,266
                          =======             =========              =========

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(6) Income Taxes  - (Continued)

The following is a reconciliation of the federal income tax computed at the statutory rates to the actual income tax. The Federal statutory rate for the year 1994 was 35% as compared to 34% for 1995 and 1996. The difference in rates is due to the Company being classified as a Personal Service Corporation for 1994.

                                                   --------------------------------
                                                       Year Ended December 31,
                                                      1994        1995       1996
                                                   -------   ---------    ---------
                                                           (in thousands)
Federal income taxes at statutory rate  ........    $731      $1,103       $1,792
State income taxes, net of federal tax benefit       102         260          317
Income of affiliate not subject to income tax  .     (21)         --           --
Other  .........................................      68          32          157
                                                   -------   ---------    ---------
                                                    $880      $1,395       $2,266
                                                   =======   =========    =========


(7) EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. The Company's contribution was $59,000, $86,000 and $203,000 for 1994, 1995, and 1996,
respectively.

(8) STOCKHOLDERS' EQUITY

CAPITAL STRUCTURE

Prior to June 1995, the Company had two classes of common stock (A and B) which were similar in all respects except that class A common shares had voting rights and class B common shares did not. Effective June 30, 1995, the Company's articles of incorporation were amended to combine the class A and class B shares into a single class of voting common stock. This combination of the separate classes of common stock has been given retroactive effect in the accompanying financial statements and related note disclosures for all periods presented.

STOCK REDEMPTION TRANSACTION

In May 1994, the Company purchased, for $2,125,000, all of the shares of its common stock held by a principal stockholder. The Company paid $775,000 in cash, and financed the balance with a note to the seller for $1,350,000 which was repaid in 1995. Concurrent with the purchase, the Company borrowed $750,000 from a bank which was repaid in 1995. The transaction was accounted for as a redemption and cancellation of the majority of the reacquired shares, excluding 1,396,980 shares which were accounted for as treasury shares, and resulted in the elimination of available additional paid-in capital as of the transaction date of $8,000 and a charge to retained earnings of $1,442,000.

STOCK SPLITS

On October 13, 1994, the Board of Directors declared a one-for-one stock dividend which has been accounted for as a stock split. On November 16, 1995, the Board of Directors authorized a three-for-two stock split. All share and per share information included in the accompanying financial statements and notes has been adjusted to give retroactive effect to these stock splits.

OTHER TRANSACTIONS

On May 31, 1996, the Company completed its IPO. The Company issued 2,175,000 shares of the Company's common stock and received proceeds of approximately $9,900,000, net of issuance costs of approximately $975,000.

In June and August 1995, Safeguard Scientifics, Inc. (Safeguard) and two venture capital funds (collectively, the Investors) acquired 2,080,048 shares of the Company's common stock from the Company and its principal shareholder and also acquired warrants to purchase 339,862 shares of common stock at an exercise price of $3.68 per share. The Company sold 953,355 common shares and the warrants directly to the investors for cash of $2,750,000. The balance of the Investors shares were acquired from the Company's principal stockholder. In connection with these transactions, the Company also

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(8) Stockholders' Equity  - (Continued)

issued warrants to acquire 339,861 shares of its common stock at an exercise price of $3.68 per share to the principal stockholder, who is also the Company's chief executive officer. No value was assigned to these warrants since their exercise price exceeded the estimated fair value of the Company's common stock as of the issuance date.

The warrants discussed in the preceding paragraph became exercisable on the effective date of the registration statement on Form S-1 with respect to the IPO . The warrants issued to the Investors expire three years after they become exercisable and the warrants issued to the principal stockholder expire June 30, 1999. The warrants contain customary provisions requiring proportionate adjustment of the exercise price in the event of a stock split, stock dividend, or dilutive financing. The Investors also obtained certain other rights which include piggyback and demand registration rights in certain circumstances following an IPO of the Company's common stock.

(9) STOCK OPTION PLAN

The Company has a stock option plan (the Plan) under which all employees and members of the Board of Directors are eligible to participate. A total of 1,250,000 shares of common stock have been reserved for this purpose.

Under the terms of the Plan, authorized options are granted at estimated fair value. Options granted before July 25, 1996 generally become exerciseable and vest at the rate of 20% per annum beginning on the second anniversary of the grant date. Options granted on or after July 25, 1996 become exerciseable and vest at the rate of 20% per annum beginning on the first anniversary of the grant date. All options expire 10 years from the grant date.

   The Company applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          1995            1996
                                                       ---------     ---------
Net Income  .....................       As Reported     $1,850        $3,004
                                          Pro forma     $1,811        $2,918
Primary earnings per share  .....       As Reported     $  .31        $  .38
                                          Pro forma     $  .30        $  .37
Fully diluted earnings per share        As Reported     $  .31        $  .37
                                          Pro forma     $  .30        $  .36


The per share weighted-average fair value of stock options granted during 1995 and 1996 was $.55 and $3.22 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1995 - expected dividend yield 0%, risk-free interest rate of 5.55% to 7.18%, and an expected life of seven years; 1996 - expected dividend yield 0%, risk-free interest rate of 6.67%, and an expected life of six years.

Pro forma net income reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(9) Stock Option Plan  - (Continued)

Option activity under the Plan is summarized below:

                                                  Average          Range/
                                                  Shares         Weighted -
                                   Shares          Under         Average of
                                  Available       Option      Exercise Prices
                                 -----------     ----------    ---------------
Balances, January 1, 1994  ..      576,675        307,725         $ .05 to .72
Granted  ....................      (58,598)        58,598                 1.22
Exercised  ..................           --        (14,610)          .05 to .63
Canceled  ...................       25,633        (25,633)         .05 to 1.22
                                 -----------     ----------    ---------------
Balances, December 31, 1994        543,710        326,080                  .59
Additional authorization  ...      320,000             --                   --
Granted  ....................     (556,551)       556,551                 2.49
Exercised  ..................           --        (48,435)                 .32
Canceled  ...................       23,140        (23,140)                1.07
                                 -----------     ----------    ---------------
Balances, December 31, 1995        330,229        811,056                 1.89
Granted  ....................      (13,760)        13,760                14.35
Exercised  ..................           --        (75,352)                 .81
Canceled  ...................       39,218        (39,218)                2.51
Repurchases  ................        6,600             --                   --
                                 -----------     ----------    ---------------
Balances, December 31, 1996        362,287        710,246                $2.33
                                 ===========     ==========    ===============


At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $.05 - $15.25 and 7.67 years, respectively.

At December 31, 1995 and 1996, the number of options exercisable was 140,492 and 152,914 respectively, and the weighted-average exercise price of those options was $1.11 and $1.27, respectively.

(10) COMMITMENTS

LEASES

The Company is obligated under a capital lease for certain equipment with $13,000 of future payments through December 1997. Equipment acquired through capital leases in December 1994 are included in fixed assets at a cost of $36,000 and accumulated amortization of $10,000 at December 31, 1996. The Company is obligated to pay rent for office space under operating leases which expire at various dates through September 2000.

Rent expense for 1994, 1995, and 1996 was $200,000, $293,000, and $614,000
respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 1996 are as follows (in thousands):

     1997  .........................................        $  817
     1998  .........................................           824
     1999  .........................................           815
     2000  .........................................           673
                                                       ----------------
Total minimum lease payments  ......................        $3,129
                                                       ================


                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

(10) Commitments  - (Continued)

SALARY CONTINUATION AGREEMENTS

The Company has employment agreements with certain members of management. These agreements contain provisions for salary continuation payments (aggregating approximately $600,000 at December 31, 1996) if all such employees are terminated without cause.

(11) RELATED PARTY TRANSACTIONS

A former member of the Company's Board of Directors is the chief executive officer of a client. Revenues from this client were $52,000, $587,000, and $2,858,000 in 1994, 1995, and 1996 respectively. Outstanding trade accounts receivable from this client were $150,000 and $572,000 at December 31, 1995 and 1996, respectively. Additionally, on September 30, 1995, the Company converted $100,000 of accounts receivable from this client into a note receivable. The $50,000 balance of the unsecured note is payable on September 30, 1997, and bears interest at 7% per annum, which is payable quarterly.

The same former member of the Company's Board of Directors is also a member of a client's Board of Directors. This client is also a consolidated subsidiary of Safeguard. Revenues from this client were $1,241,000, $395,000, and $114,000 in 1994, 1995, and 1996. Outstanding accounts receivable from this client were $49,000 and $0 at December 31, 1995 and 1996, respectively.

During the years ended December 31, 1994, 1995, and 1996, the Company made insurance premium payments of $63,000, $116,000, and $143,000 respectively, under certain insurance policies on the life of the Chief Executive Officer of the Company for which the Company is not the beneficiary.

(12) SUBSEQUENT EVENTS

On January 23, 1997, the Company's Board of Directors authorized the filing of a registration statement on Form S-1. The Board also authorized the reservation of 400,000 additional shares for the Stock Option Plan subject to shareholder approval and authorized the granting of approximately 143,000 options to employees.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The expenses (other than underwriting discount) payable in connection with the offering and sale of the Common Stock offered hereby are as follows:

Securities and Exchange Commission registration fee.............. $ 7,891
NASD filing fee...................................................  2,732
Nasdaq filing fee................................................. 17,500
Printing and engraving expenses................................... 50,000
Legal fees and expenses........................................... 75,000
Accounting fees and expenses...................................... 25,000
Blue Sky fees and expenses (including legal fees)................. 10,000
Transfer agent and rights agent and registrar fees and expenses... 20,000
Miscellaneous..................................................... 66,877
                                                                   ------
Total............................................................$275,000
                                                                 ========

The foregoing, except for the Securities and Exchange Commission registration fee, the NASD filing fee, and the Nasdaq filing fee, are estimates. All of the foregoing expenses will be borne by the Registrant and the Selling Shareholders in proportion to the net proceeds received thereby.

Item 14.  Indemnification of Directors and Officers

The Registrant's By-laws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any such criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Reference is also made to the form of Indemnification Agreement included as Exhibit 10.10 hereto which the Registrant has entered into with each of its directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant maintains a directors and officers liability insurance policy pursuant to which the directors and officers are insured against certain liabilities they may incur in their capacities as such.

The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to the form of Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

Reference is made to Sections 4.01 and 5.05 of the Common Stock and Warrant Purchase Agreement filed as Exhibit 10.7 hereto which provides for the Registrant to indemnify certain of its shareholders, officers and directors in certain events.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Act:

Pursuant to the terms of a Common Stock and Warrant Purchase Agreement made as of June 30, 1995, the Registrant sold an aggregate of 953,355 shares of Registrant's Common Stock and granted warrants to purchase an aggregate of 339,862 shares of Registrant's Common Stock to Safeguard Scientifics (Delaware), Inc., Technology Leaders II L.P. and Technology Leaders II Offshore C.V. and also granted David S. Lipson a warrant to purchase 339,861 shares of Registrant's Common Stock. In issuing and selling such shares and warrants, the Registrant relied upon an exemption from registration under Section 4(2) of the Act, and the fact that such securities were issued to a limited number of offerees, each of whom was an "accredited investor" as defined under Regulation D of the 1933 Act and had sufficient knowledge of and access to material information regarding Registrant relevant to making an informed investment decision.

Pursuant to Registrant's Amended and Restated 1989 Stock Option Plan, Registrant has granted options to purchase a total of 628,909 shares of Common Stock to its employees and directors during the past three fiscal years at exercise prices ranging from $1.22 to $15.25 per share. For a more detailed description of the Plan, see "Management--Stock Option Plan" in this Registration Statement. In granting the options and selling the underlying securities upon option exercise, Registrant is relying on exemptions to registration set forth in Rule 701 under, and Section 4(2) of, the Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

            Exhibit
             Number   Description
             ------   -----------

                1.1   Form of Underwriting Agreement.+
                3.1   Articles of Incorporation of the Company.*
                3.2   By-laws of the Company.*
                4.1   Specimen stock certificate representing the Common Stock.*
                5.1   Opinion of Saul, Ewing, Remick & Saul.+
               10.1   Stock Option Plan, as amended.+
               10.2   Amended and Restated Employment Agreement dated January 1, 1995 between the
                      Registrant and David S. Lipson.*
               10.3   Employment Agreement dated April 1, 1994 between the Registrant and David D.
                      Gathman.*
               10.4   Employment Agreement dated January 1, 1993 between the Registrant and Edward P.
                      Kaiserian, as modified on January 1, 1995.*
               10.5   Employment Agreement dated January 9, 1992 between the Registrant and David F.
                      Elderkin.*
               10.6   Employment Agreement dated November 25, 1995 between the Registrant and Jay M.
                      Rose.*
               10.7   Common Stock and Warrant Purchase Agreement dated June 30, 1995 among the
                      Registrant, David S. Lipson, Safeguard Scientifics (Delaware), Inc., Technology Leaders II
                      L.P. and Technology Leaders II Offshore C.V.*
               11     Statement Regarding Computation of Earnings Per Share.
               21     Subsidiaries of the Registrant.*
               23.1   Consent of KPMG Peat Marwick LLP.
               23.2   Consent of Saul, Ewing, Remick & Saul (included in Exhibit 5.1).+
               24     Power of Attorney (included on the signature page hereof).
               27     Financial Data Schedule.

--------
+    To be filed by amendment.
* Filed as an exhibit to the Company's registration statement on Form S-1 (File No. 333-00790) and incorporated herein by reference.

(b)  Financial Statement Schedules

SCHEDULE II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wayne, Pennsylvania, on January 31, 1997.


                                   INTEGRATED SYSTEMS CONSULTING
                                     GROUP, INC.



                                   By: /s/ DAVID S. LIPSON
                                       -----------------------
                                           David S. Lipson
                                           Chairman, Chief Executive Officer,
                                           President & Treasurer

                                Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby makes, constitutes and appoints David S. Lipson and David D. Gathman, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures                                Title(s)                                         Date
----------                                --------                                         ----

/s/ DAVID S. LIPSON                      Chief Executive Officer, President and             January 31, 1997
--------------------------------------   Treasurer (Principal Executive Officer) and
David S. Lipson                          Chairman


/s/ DAVID D. GATHMAN                     Executive  Vice President, Finance and             January 31, 1997
--------------------------------------   Administration and Chief Financial Officer,
David D. Gathman                         Secretary and Assistant Treasurer (Principal
                                         Financial and Accounting Officer) and
                                         Director




Signatures                                Title(s)                                         Date
----------                                --------                                         ----

/s/ FRANK BALDINO, JR.                   Director                                           January 31, 1997
--------------------------------------
Frank Baldino, Jr.

/s/ MELVYN E. BERGSTEIN                  Director                                           January 31, 1997
--------------------------------------
Melvyn E. Bergstein

/s/ DONALD R. CALDWELL                   Director                                           January 31, 1997
--------------------------------------
Donald R. Caldwell

/s/ MARK J. DENINO                       Director                                           January 31, 1997
--------------------------------------
Mark J. DeNino

/s/ DAVID FEHR                           Director                                           January 31, 1997
--------------------------------------
David Fehr

/s/ JAMES L. MANN                        Director                                           January 31, 1997
--------------------------------------
James L. Mann

/s/ DONNA J. PEDRICK                     Director                                           January 31, 1997
--------------------------------------
Donna J. Pedrick

/s/ MICHAEL D. STERN                     Director                                           January 31, 1997
--------------------------------------
Michael D. Stern

/s/ EDWARD S.J. TOMEZSKO                 Director                                           January 31, 1997
--------------------------------------
Edward S.J. Tomezsko


                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                    INDEX TO FINANCIAL STATEMENT SCHEDULES
                              DECEMBER 31, 1996

                                                                          Page

Index to Financial Statement Schedules.................................   S-1

Schedule II - Valuation and Qualifying Accounts........................   S-2

                                                                   SCHEDULE II

                  INTEGRATED SYSTEMS CONSULTING GROUP, INC.

                      VALUATION AND QUALIFYING ACCOUNTS

                       Column A           Column B               Column C               Column D      Column E
                  -------------------   ------------   ----------------------------   ------------   -----------
                                                                Additions
                                                       ----------------------------
 For the year                            Balance at     Charged to     Charged to                      Balance
     ended                               beginning       cost and         other                       at end of
  December 31         Description        of period       expenses       accounts       Deductions      period
 --------------   -------------------   ------------    ------------   ------------   ------------   -----------
  1994           Billing adjustments      $100,000        $    --       $      --       $     --      $100,000
                 and uncollectible
                 amounts
  1995           Billing adjustments       100,000         41,000          59,000             --       200,000
                 and uncollectible
                 amounts
  1996           Billing adjustments       200,000             --        23,100(1)       (27,179)      195,921
                 and uncollectible
                 amounts


------
(1) Charged against revenue.

                                  EXHIBIT INDEX


            Exhibit
             Number   Description
             ------   -----------
                1.1   Form of Underwriting Agreement.+
                3.1   Articles of Incorporation of the Company.*
                3.2   By-laws of the Company.*
                4.1   Specimen stock certificate representing the Common Stock.*
                5.1   Opinion of Saul, Ewing, Remick & Saul.+
               10.1   Stock Option Plan, as amended.+
               10.2   Amended and Restated Employment Agreement dated January 1, 1995 between the
                      Registrant and David S. Lipson.*
               10.3   Employment Agreement dated April 1, 1994 between the Registrant and David D.
                      Gathman.*
               10.4   Employment Agreement dated January 1, 1993 between the Registrant and Edward P.
                      Kaiserian, as modified on January 1, 1995.*
               10.5   Employment Agreement dated January 9, 1992 between the Registrant and David F.
                      Elderkin.*
               10.6   Employment Agreement dated November 25, 1995 between the Registrant and Jay M.
                      Rose.*
               10.7   Common Stock and Warrant Purchase Agreement dated June 30, 1995 among the
                      Registrant, David S. Lipson, Safeguard Scientifics (Delaware), Inc., Technology Leaders II
                      L.P. and Technology Leaders II Offshore C.V.*
               11     Statement Regarding Computation of Earnings Per Share.
               21     Subsidiaries of the Registrant.*
               23.1   Consent of KPMG Peat Marwick LLP.
               23.2   Consent of Saul, Ewing, Remick & Saul (included in Exhibit 5.1).+
               24     Power of Attorney (included on the signature page hereof).
               27     Financial Data Schedule.

-------------
+    To be filed by amendment.
* Filed as an exhibit to the Company's registration statement on Form S-1 (File No. 333-00790) and incorporated herein by reference.